U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant’s name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

Quarterly Report for the Three and Six Months Ended June 30, 2012

(August 14, 2012)

     The following report and the discussion and analysis of our financial condition and results of operations for the three- and six-month periods ended June 30, 2012 should be read in conjunction with our unaudited interim financial statements and notes for the three and six months ended June 30, 2012, our 2011 annual audited financial statements and the notes thereto and 2011 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian securities regulators. Our financial statements for the three and six months ended June 30, 2012 have been prepared in accordance with the English version of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles. Unless otherwise stated, all references to dollar amounts herein are to United States dollars and all references to “C$” herein are to Canadian dollars. As used in this document, the terms “we”, “us” and “our” mean MFC Industrial Ltd. and our subsidiaries, unless otherwise indicated. Due to rounding, numbers presented throughout this document may not add up precisely to totals we provide and percentages may not precisely reflect the absolute figures.

     As a reporting issuer in Canada, we are required by Canadian law to provide disclosure respecting our mineral interests in accordance with National Instrument 43-101 (“NI 43-101”). Accordingly, investors are cautioned that the information contained in this quarterly report may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms “measured resource”, “indicated resource” and “inferred resource” as may be used herein are not defined in SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

Disclaimer for Forward-Looking Information

     Certain statements in this document are forward-looking statements, which reflect our expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect our current views and are based on certain assumptions and speak only as of the date hereof. These assumptions, which include our current expectations, estimates and assumptions about our business and the markets we operate in, the global economic environment, interest rates, commodities prices, exchange rates, our ability to identify, complete and finance additional acquisitions and sources of supply for our global commodity supply chain business and our ability to manage our assets and operating costs, may prove to be incorrect. No forward-looking statement is a guarantee of future results. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including those described herein and in our 2011 annual report on Form 20-F. Such forward-looking statements should therefore be construed in light of such factors. Investors are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with our legal or regulatory obligations, we are not under any obligation and we expressly disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section of this report and in our annual report on Form 20-F for the year ended December 31, 2011 filed with the SEC and Canadian securities regulators.

MFC INDUSTRIAL LTD.

WE ARE
A GLOBAL COMMODITY
SUPPLY CHAIN COMPANY

Our primary business is our commodity supply chain business which is globally focused and includes our integrated commodities operations and our mineral interests, including minerals and metals, chemicals, plastics and wood products. We also provide logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

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LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

DEAR FELLOW SHAREHOLDERS

We are pleased to present the results of MFC Industrial Ltd. (“MFC” or the “Company”) for the six and three month periods ended June 30, 2012 and to provide you with an update on our recent corporate developments. (All references to dollar amounts are in United States dollars unless otherwise stated.)

We continue to expand our commodities platform with the previously announced take-over bid of a company that is active in the production of natural gas, natural gas liquids, and to a much lesser degree crude oil, Compton Petroleum Corporation (“Compton”). This transaction reflects our strategy to increase our captive commodities sources and meets our stated investment objectives.

Our goal is to become a major commodity supply chain company, which is focused globally. We still have a long way to go to achieve our goal, but we believe we are on the right course.

When we review the first six months of 2012, we note that more banks and lenders are reviewing their loan portfolios with a more realistic approach. We believe that this should provide more opportunities for us in the future.

HIGHLIGHTS
FOR THE SIX MONTHS ENDED JUNE 30, 2012
▶ Our net earnings for the six months ended June 30, 2012 increased to $25.6 million, or $0.41 per share.
▶ In February, April and July 2012, we completed three quarterly payments to our shareholders of our 2012 annual cash dividend, which represented a 10% increase over the 2011 cash dividend.
▶ We have entered into an agreement to acquire a captive source of natural gas and natural gas liquids. The public tender offer for Compton will complement our commodities business.
▶ We upgraded previous historic resource estimates to National Instrument 43-101 compliant current resources for the Pea Ridge Mine project.
ii LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Total revenues for the six-month period ended June 30, 2012 decreased to $253.8 million, compared to $277.5 million in the first six months of 2011. Our income for the first six months of 2012 increased to $25.6 million, or $0.41 per share on a diluted basis, from $14.9 million, or $0.24 per share on a diluted basis in the same period last year.

Revenues were down in the first six months of 2012 because of several factors. During the second quarter of 2012, the Euro depreciated versus the US dollar by over 12%. We also had lower volumes and substantial price reductions on some commodities, particularly in plastics. However, we were able to offset some of the revenue reduction with new products.

Revenues for our commodities and resources business were $238.0 million for the six months ended June 30, 2012, compared to $257.0 million for the same period in 2011. Included in our commodities and resources business are the gross revenues generated by our royalty interest, which were approximately $12.6 million for the six months ended June 30, 2012, being approximately the same as the same period last year. The royalty rate in the current period was higher than that in the comparable period last year, though its financial impact was offset by slightly lower tonnage shipped. The operator shipped a total of 1.4 million tons of iron ore pellets during the first six months of 2012 versus 1.5 million tons of iron ore pellets during the first six months of last year.

Revenues for our merchant banking business were $6.9 million for the six months ended June 30, 2012, compared to $12.5 million for the same period in 2011.

Other revenues, which encompass our corporate and other investments, were $8.9 million for the six months ended June 30, 2012, compared to $8.1 million for the same period in 2011.

Costs of sales decreased to $202.4 million during the six months ended June 30, 2012 from $226.9 million for the same period in 2011. Selling, general and administrative expenses decreased slightly to $20.8 million for the six months ended June 30, 2012 from $21.8 million for the same period in 2011.

OVERVIEW OF OUR RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Our total revenues by operating segment for each of the six months ended June 30, 2012 and June 30, 2011 are broken out in the table below:

REVENUES
All amounts in thousands
	June 30, 2012	June 30, 2011
	six months	six months
Commodities and resources	$238,025	$256,955
Merchant banking	6,850	12,511
Other	8,909	8,056

Total revenues	$253,784	$277,522

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

INTERNATIONAL JUST-IN-TIME DELIVERIES ■ STRATEGIC INVESTMENTS IN RESOURCE ASSETS ■ OFFTAKE AGREEMENTS

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

Our income from operations for each of the six months ended June 30, 2012 and June 30, 2011 are broken out in the table below:

INCOME FROM OPERATIONS
All amounts in thousands, except per share amounts
	June 30, 2012	June 30, 2011
	six months	six months
Commodities and resources	$21,551	$17,314
Merchant banking	9,148	12,610
Other	(3,461)	(13,739)

Income before income taxes	27,238	16,185
Income tax recovery (expenses)	1,602	(1,959)
Resource property revenue
tax expenses	(2,565)	(679)
Net (income) loss attributable
to non-controlling interests	(629)	1,370

Net income attributable to
our shareholders	$25,646	$14,917

Earning per share	$0.41	$0.24 *

* It should be noted that the first half of 2011 included a one-time expense of $0.14 per share.

REVENUE BREAKDOWN BY REGION

The following pie chart shows our revenue by region for the six months ended June 30, 2012.

REVENUE BY REGION

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LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

FINANCIAL HIGHLIGHTS

The following table highlights certain selected key numbers and ratios as of June 30, 2012 in order for our shareholders to better understand MFC’s financial position.

FINANCIAL HIGHLIGHTS
All amounts in thousands, except per share amount and ratios
June 30, 2012
Cash and cash equivalents	$355,580
Short-term securities	9,147
Current assets	552,503
Total assets	871,330
Current liabilities	172,447
Working capital	380,056
Current ratio*	3.20
Acid test ratio*	2.38
Total liabilities	306,369
Shareholders’ equity	561,767
Equity per common share	8.98

*Note: The current ratio is calculated as current assets divided by current liabilities. The acid test ratio is calculated as cash and cash equivalents plus short-term cash deposits, short-term securities and receivables divided by total current liabilities.

LIQUIDITY

As at June 30, 2012, we had cash, short-term deposits and securities of $364.9 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY
All amounts in thousands
	June 30, 2012	December 31, 2011
Total debt	$48,623	$47,127
Less: cash and cash equivalents	(355,580)	(387,052)

Net debt (net cash & cash equivalents)	(306,957)	(339,925)
Shareholders’ equity	561,767	546,623

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

COMMODITIES FOR SPECIFIC, COMMITTED BUYERS ■ PURCHASING, SELLING, PROCESSING AND DELIVERING ■ USING OUR FINANCIAL RESOURCES AS LEVERAGE TO HELP FINANCE ONE OR BOTH SIDES OF A COMMODITY TRANSACTION

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

LONG-TERM DEBT

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LONG-TERM DEBT All amounts in thousands, except ratio
	June 30, 2012	December 31, 2011
Long-term debt, less current portion	$45,481	$20,150
Shareholders’ equity	561,767	546,623
Long-term debt-to-equity ratio	0.08	0.04

CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured solutions and various other activities in both the commodities and finance areas.

As at June 30, 2012, we had credit facilities aggregating $412.4 million as follows: (i) we had unsecured revolving credit facilities aggregating $156.1 million from banks; (ii) we had revolving credit facilities aggregating $82.7 million from banks for structured solutions, a special financing. The margin is negotiable when the facility is used; (iii) we had a structured factoring arrangement with a bank for up to a credit limit of $117.8 million for our commodities activities. Generally, we may factor our commodity receivables upon invoicing at the inter-bank rate plus a margin; and (iv) we had a foreign exchange credit facility of $55.8 million with a bank. All of these facilities are renewable on a yearly basis.

CAPTIVE SOURCE OF FERROUS METALS UPDATE (PEA RIDGE) AND CURRENT RESOURCE ESTIMATES

During the first half of 2012, we and our partner Alberici Group, Inc. continued to study the re-opening of the Pea Ridge Mine, located in Sullivan, Missouri (the “Mine”), which we acquired in December 2011. As previously disclosed, the Mine includes the historic mine deposit along with a large tonnage of tailings material.

Our main objective in the second quarter of 2012 was to complete an updated independent National Instrument 43-101 (“NI 43-101”) compliant technical report (the “Technical Report”), upgrading previously disclosed historic resources estimates to current resource estimates in compliance with NI 43-101. Behre Dolbear and Company (USA), Inc. (“Behre Dolbear”), our independent technical consultants, completed the Technical Report on August 13, 2012. The estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 54.67% magnetic iron and 57.64% total iron based on a cutoff grade of 40% magnetic iron.

In completing the Technical Report, Behre Dolbear conducted, among other things, an audit of historic drill hole data, a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Mine site and core kept at the Missouri Department of Natural

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

Resources and block modeling of the deposit. The following table sets out the current in situ measured, indicated and inferred resource in all categories of mineralized material as estimated by Behre Dolbear in accordance with NI 43-101 standards:

CURRENT IN SITU MINERAL RESOURCE All amounts in thousands, except percentages
Class	% Magnetic iron cutoff	Short tons	% Magnetic iron	% Total iron
Measured	>50	97,340	57.19	61.50
	>45	131,493	54.77	59.62
	>40	158,920	52.77	58.05

Indicated	>50	58.886	56.81	60.54
	>45	75,271	54.90	59.04
	>40	89,785	53.03	57.41

Measured plus	>50	156,226	57.04	61.14
indicated	>45	206,764	54.81	59.41
	>40	248,705	52.87	57.82

Inferred	>50	12,116	56.03	59.46
	>45	14,214	54.86	58.49
	>40	15,782	53.67	57.64

Notes:	The above current resource estimates of measured, indicated and inferred resources did not account for past production of approximately 58.5 million short tons at the Mine.

Readers should refer to the full text of the Technical Report for further information regarding the above resource estimates and Mine, a copy of which will be available under the Company's profile at www.SEDAR.com.

In addition to completion of the Technical Report, in the second quarter of 2012, as part of the work necessary to evaluate the Mine for re-opening, we engaged the consulting firm Geotechnology, Inc. to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the Mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes above a portion of the Mine deposit. Having received the results of such investigation in early-August 2012, we are, together with our consultants, considering additional steps in the evaluation of the cave zone, including re-drilling several existing holes above the mineralized zone, and conducting a three-dimensional detailed seismic survey over the Mine site. We believe that the results of this work will be useful in determining the best way to develop and mine the iron deposit.

A necessary step in completing further analysis, including feasibility studies, and re-opening the Mine is dewatering the existing underground mine workings. In the first quarter of 2012, three large submersible pumps were ordered and are now expected to be delivered to the Mine site in the fourth quarter of 2012. Arrangements have been made for power to the Mine site adequate for the pumps. We expect to begin pumping the underground Mine prior to year end.

We are continuing the testing and evaluation of the large tonnage of tailings at the Mine site which was produced as a waste product during historic iron mining operations. This material contains

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

PROVEN RELIABILITY ■ INDUSTRY REPUTATION ■ CONSISTENT QUALITY ■ BROAD SPECTRUM OF COMMODITIES

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LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

small but potentially valuable recoverable quantities of the iron minerals magnetite and hematite. The drilling and sampling of the tailings accumulation has been completed, and samples have been sent to laboratories for analysis.

Our next objective with respect to the Mine is to complete Preliminary Economic Assessments (“PEAs”) for both the Mine and the tailings accumulation mineral deposits. Our goal is to complete the PEAs before the end of the year. The PEAs will help us define the next steps of economic evaluation and development of the Mine site deposits.

LETTER TO SHAREHOLDERS

CAPTIVE SOURCE OF COBALT

Kasese Cobalt Company Limited, which owns a cobalt refinery plant, is now a subsidiary of MFC. The pyrite tailings pile, comprising the reserves, at the refinery will deplete its economic life in just over a year. The refinery also includes the Mubuku III hydroelectric power station.

The refinery should produce approximately 55 tons of cobalt per month. Unfortunately, we were only refining approximately 40 tons per month for a two-month period during the second quarter of 2012, but production levels have returned to 50 tons a month. This issue has arisen primarily due to the low water levels in the Mubuku River.

EXPANDS ITS COMMODITIES PLATFORM INTO NATURAL GAS & NATURAL GAS LIQUIDS

On July 9, 2012, we announced that we had entered into a support agreement (the “Support Agreement”) with Compton to acquire all of the issued and outstanding common shares of Compton (“Compton Shares”) by way of a take-over bid (the “Offer”) for cash consideration of C$1.25 per Share, representing total consideration of approximately C$33.0 million.

The Offer was commenced on July 12, 2012 pursuant to a take-over bid circular and related documents mailed to Compton shareholders and is open for acceptance until August 16, 2012, unless extended or withdrawn by us. The board of directors of Compton, after consulting with its advisers, unanimously approved entering into the Support Agreement and recommends that Compton shareholders tender to the Offer.

Pursuant to the Support Agreement, we purchased 6,548,498 special warrants from Compton at a price of C$1.25 per warrant, with each warrant convertible into a Compton Share on a one-for-one basis at our option. The warrants are also redeemable, at our option and prior to conversion, at their subscription price upon the occurrence of certain events. The Compton Shares underlying the warrants represent approximately 19.9% of the outstanding Compton Shares on a post-conversion basis.

In addition, we entered into lock-up agreements with shareholders of Compton holding, directly or indirectly, approximately 54% of the outstanding Compton Shares, pursuant to which they tendered all of their Compton Shares to the Offer.

The Offer is subject to customary conditions, including, among others, there being deposited under the Offer that number of Compton Shares and special warrants held by us, represent at least 66.67% of the outstanding Compton Shares, receipt of requisite regulatory and contractual consents, and the absence of a material adverse change with respect to Compton.

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

UPDATE ON INCREASING OUR CAPTIVE SOURCES OF FERROUS METALS IN INDIA

We are in the process of obtaining all the necessary permits respecting the purchase and sale of iron ore from a new mine owner that has a property located in Goa, India. We had entered into an agreement with the mine owner during the last quarter. The new property is in very close proximity to our existing iron ore sources in Goa.

ODD-LOT SHARE REPURCHASE PROGRAM

As previously announced, MFC completed an odd-lot share repurchase program, pursuant to which we purchased common shares from registered and beneficial shareholders who owned 99 or fewer common shares. The repurchase program afforded eligible shareholders the opportunity to sell all, but not less than all, of their common shares or to continue to maintain their current holdings. The repurchase program began on April 9, 2012 and expired at the close of business on July 2, 2012. The repurchase program was a success. We eliminated 455 accounts that held 6,028 shares.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $1.4 million for the six months ended June 30, 2012.

ANNUAL CASH DIVIDEND

In February, April and July of 2012, we completed the first three quarterly payments, totalling approximately $10.0 million to our shareholders, of our 2012 annual cash dividend, which represented a 10% increase over 2011.

Respectfully Submitted,

Michael J. Smith
Chairman of the Board

LETTER TO SHAREHOLDERS

MFC INDUSTRIAL LTD.

CORPORATE INFORMATION

OFFICES AND SUBSIDIARIES	CORPORATE CONTACT

AUSTRIA	R. Randall
MFC Industrial Ltd.
Millennium Tower, 21st Floor	Telephone: 1 (604) 683 8286 ex 224
Handelskai 94-96	Email: rrandall@bmgmt.com
1200 Vienna, Austria
Telephone: (43) 1 24025 0	INVESTOR RELATIONS & MEDIA
Email: office@mfc-commodities.com
Allen & Caron Inc.
HONG KONG	276 Fifth Ave, Suite 604
New York, NY 10001, USA
8th Floor, Dina House	Telephone: 1 (212) 691 8087
Ruttonjee Centre, 11 Duddell Street	Email: joe@allencaron.com
Hong Kong SAR, China
Telephone: (852) 2840 1230	TRANSFER AGENT
Email: mfc@mfinancialcorp.hk
Computershare
CANADA	480 Washington Blvd, 27th Floor
Newport Office Center VII
1620 - 400 Burrard Street	Jersey City, NJ 07310, USA
Vancouver, BC Canada V6C 3A6	Telephone: 1 (888) 478 2338
Telephone: 1 (604) 683 8286	www.computershare.com
Email: rrandall@bmgmt.com
AUDITORS
CHINA
Deloitte & Touche LLP
Room 2409, Shanghai Mart Tower	PO Box 49279
2299 West Yan An Road	2800 - 1055 Dunsmuir Street
Changning District	Vancouver, BC V7X 1P4, Canada
200336 Shanghai China	Telephone: 1 (604) 669 4466
Telephone: (86) 21 5155 6688	www.deloitte.ca
Email: office@mfc-china.com
WEBSITE
INDIA
www.mfcindustrial.com
B-204, Landscape Shire
Caranzalem, Goa 403 002, India
Telephone: (91) 832 246 3390
Email: office@mfc-india.com

MFC INDUSTRIAL LTD. TRADES ON THE NEW YORK STOCK EXCHANGE, Symbol: MIL

LETTER TO SHAREHOLDERS

Nature of Business

     We are a global commodities supply chain company, which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of the business. Our business is divided into three reportable segments: (i) commodities and resources, which includes our commodities activities and mineral interests; (ii) merchant banking, which includes structured solutions, financial services and proprietary investing activities; and (iii) other, which encompasses our corporate and other investments and business interests, including our medical supplies and servicing business and corporate.

   Commodities and Resources

     Our commodity supply chain business is globally focused and includes our integrated commodities operations and our mineral interests. We conduct such operations primarily through our subsidiaries based in Vienna, Austria and supply various commodities, including minerals and metals, chemicals, plastics and wood products to our customers. Such commodities originate either from our directly or indirectly held interests in resource projects or are secured by us from third parties. We also derive production royalty revenue from a mining sub-lease.

     Through our global commodity supply chain business, we also provide logistics, supply chain management and other services to producers and consumers of commodities. These activities are supported by strategic direct or indirect investments in natural resource assets operating in our core commodities, including plastics, non-ferrous metals and minerals.

     Our commodities operations include sourcing and supplying commodities. To a lesser extent, we also act as an agent for our clients. Our commodities operations often utilize innovative trading strategies and structures. We currently engage in purchases and sales with commodity and other producers who are unable to effectively realize sales due to their specific circumstances.

     Generally, we purchase or produce the underlying commodity and sell it to an end buyer or transfer it for another commodity, which will subsequently be sold. Further, commodity producers and end customers often work with us to better manage their internal supply chain, distribution risk and currency and capital requirements. In such commodities operations, we try to capture various commodities, financing and currency spreads. Through our operations, we have been able to develop ongoing relationships with commodity producers, end customers and financiers and integrate them into our financial activities.

     We generally source commodities from Asia, Africa, Europe, the United States and the Middle East. Our commodities are sold to the European, Middle Eastern, Asian and North and South American markets.

     Our commodities operations are supported by our logistics and finance activities in order to provide cost effective and efficient transportation, as well as the granting of payment terms for working capital requirements for our customers and partners.

     Our commodities and resources business employs people worldwide. Our main marketing office is located in Vienna, Austria. In addition, we establish relationships with and seek to further market our products through agents located worldwide. Our marketing and investment activities in the commodities and resource sector are supported by a global network of agents and relationships. This network provides us with worldwide sourcing and distribution capabilities.

     We have entered into agreements, through a subsidiary, with third party leaseholders of iron ore mines in Goa, India, pursuant to which our subsidiary is the sole contractor and the leaseholders agreed to sell iron ore to our subsidiary at a fixed price per ton based on the extraction costs plus a royalty payment to the owner dependent upon the iron content. The agreements are in force and continue until September 4, 2014 and our subsidiary has been granted the right to unilaterally renew the agreements for three year terms until September 4, 2020.

     In 2012, our subsidiary in India entered into an agreement with a contract-holder that had entered into agreements with a local leaseholder in Goa, India for the processing and purchase of iron ore. The mine area under such agreement is in close proximity to our existing iron ore operations in Goa and, upon becoming operational, will enable us to achieve better economies of scale and optimize resources by utilizing common facilities, laboratory, engineering staff and other equipment when the mine becomes operational. We are now in the process of obtaining the necessary permits.

     We currently indirectly derive production royalty revenue from a mining sub-lease of the lands upon which the Wabush iron ore mine is situated in Newfoundland and Labrador, Canada. This sub-lease commenced in 1956 and expires in 2055. The lessor is Knoll Lake Minerals Ltd. (“Knoll Lake Minerals”), which holds a direct mining lease from the Province of Newfoundland and Labrador. The mine is owned by Cliffs Natural Resources

Inc. (“Cliffs”). In August 2011, we reorganized our royalty asset to hold an indirect 99.44% economic interest therein. Iron ore is shipped from the mine to Québec, where it is pelletized. In 2011, 2010 and 2009, 3.3 million, 3.8 million and 3.2 million tons of iron pellets, respectively, were shipped. Such shipments are subject to seasonal and cyclical fluctuations. A total of 911,413 tons and 795,770 tons of iron ore pellets were shipped during the three months ended June 30, 2012 and 2011, respectively.

     The royalty is paid quarterly and is based on the tonnage of iron ore pellets shipped. Pursuant to the terms of the mining sub-lease, the royalty payment is not to be less than C$3.25 million per annum until its expiry. In 1988, the royalty rate was amended to require a base royalty rate of C$1.685 per ton with escalations as defined in the sub-lease. We are obligated to make royalty payments of C$0.22 per ton on shipments of iron ore pellets from Québec to Knoll Lake Minerals, which holds the direct lease over the mine property. Cliffs applies a portion of the royalty payments under the sub-lease to make such royalty payments to Knoll Lake Minerals.

     Historically, iron-ore benchmark prices were determined in the first quarter of the calendar year through negotiations between the major producers and their most significant customers. These prices were then generally adopted by the other suppliers when published.

     A shift in the marketplace has, among other things, made obsolete certain of the world iron ore pellet pricing methodology for calculating the royalty rate due to us contained in our sub-lease for the Wabush iron mine. As a result of these market changes, and as the sub-lease permits us to renegotiate an increase in the royalty rates when the mine achieves certain profitability thresholds, which we believe have been obtained, we served the mine operator with a notice of arbitration respecting our entitlement to a new base rate for the royalty. We have also provided the mine operator with a notice of arbitration seeking recovery for royalty underpayments in 2010. The outcome of such proceedings cannot be determined at this time.

     Iron ore is typically sold either as a concentrate, whereby the iron ore is in granular form, or as a pellet, where iron ore concentrate has been mixed with a binding agent, formed into a pellet and then fired in a furnace. Iron ore pellets can be charged directly into blast furnaces without further processing and are primarily used to produce pig iron, which is subsequently transformed into steel. The ore resources at the mine contain manganese in quantities that make the resulting iron ore concentrates unattractive to steel plant customers. The operator of the mine has announced that it is addressing this by installing mill components that reduce manganese content, with the final plant reconfiguration requiring four to six independent manganese reduction circuits, two of which were installed in 2011. The operator of the mine has indicated that this manganese reduction program could extend the mine life by six years.

     The iron ore mine is operated by Cliffs. Under the mining sub-lease, Cliffs pays royalties to the holder of the royalty interest based upon the amount of iron ore pellets shipped. One of the major components in the calculation of the royalty rate payable is based on the most recently published price of a particular iron ore pellet. Although there can be no assurance as to future production levels, our management believes that since Cliffs is now also the sole owner of the business enterprise of the iron ore mine, production from the mine may be maintained at relatively consistent levels, subject to market conditions.

     We hold a 50% interest in the Pea Ridge Iron Ore Mine located in Sullivan, Missouri, USA, approximately 70 miles southwest of St. Louis, Missouri, USA. The Pea Ridge Mine operated as an underground mine between 1963 and 2001 and was originally developed as a partnership between Bethlehem Steel Corporation and St. Joe Minerals Corp., operating as the Meramec Mining Company. From 1981 to 1987 the mine was operated by Fluor Corporation and was subsequently acquired by Woodridge Resources Corporation until its closure in 2001. The Pea Ridge Mine project includes the historic mine deposit along with a large tonnage of tailings material. Historic data and records indicate that approximately 58.5 million short tons of iron ore were removed from the mine between 1963 and 2001.

     The Pea Ridge Mine includes the historic mine deposit along with a large tonnage of tailings material. Prior infrastructure remains in place, including access to underground workings, two vertical mine shafts with hoists and headframes, a plant building and tailings and settling ponds. The Pea Ridge Mine’s location is served by highways connecting to the U.S. Interstate highway system and has a presently unused rail spur line connecting to the Union Pacific railway system.

     During the first half of 2012, we and our partner Alberici Group, Inc. continued to study the re-opening of the Pea Ridge Mine. Our main objective in the second quarter of 2012 was to complete an updated independent NI 43-101 compliant technical report (the “Technical Report”), upgrading previously disclosed historic resources estimates to current resource estimates in compliance with NI 43-101. Behre Dolbear and Company (USA), Inc. (“Behre Dolbear”), our independent technical consultants, completed the Technical Report on August 13, 2012.

The estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 54.67% magnetic iron and 57.64% total iron based on a cut-off grade of 40% magnetic iron.

     In completing the Technical Report, Behre Dolbear conducted, among other things, an audit of historic drill hole data, a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Pea Ridge Mine site and core kept at the Missouri Department of Natural Resources and block modeling of the deposit. The following table sets out the current in situ measured, indicated and inferred resource in all categories of mineralized material as estimated by Behre Dolbear in accordance with NI 43-101 standards:

		Short Tons
Class	% Magnetic Iron Cut-Off	(Thousands)	%Magnetic Iron	%Total Iron
Measured	>50	97,340	57.19	61.50
	>45	131,493	54.77	59.62
	>40	158,920	52.77	58.05
Indicated	>50	58,886	56.81	60.54
	>45	75,271	54.90	59.04
	>40	89,785	53.03	57.41
Measured plus	>50	156,226	57.04	61.14
indicated	>45	206,764	54.81	59.41
	>40	248,705	52.87	57.82
Inferred	>50	12,116	56.03	59.46
	>45	14,214	54.86	58.49
	>40	15,782	53.67	57.64
____________________

Note:
The above current resource estimates of measured, indicated and inferred resources did not account for past production of approximately 58.5 million short tons at the Pea Ridge Mine.

     Readers should refer to the full text of the Technical Report for further information regarding the Pea Ridge Mine, a copy of which is available under our profile at www.sedar.com.

     In addition to completion of the Technical Report, in the second quarter of 2012, as part of the work necessary to evaluate the Pea Ridge Mine for re-opening, we engaged the consulting firm Geotechnology, Inc. to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the Pea Ridge Mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes above a portion of the Pea Ridge Mine deposit. Having received the results of such investigation in early-August 2012, we are, together with our consultants, considering additional steps in the evaluation of the cave zone, including re-drilling several existing holes above the mineralized zone, and conducting a three-dimensional detailed seismic survey over the Pea Ridge Mine site. We believe that the results of this work will be useful in determining the best way to develop and mine the iron deposit.

     A necessary step in completing further analysis, including feasibility studies, and re-opening the Pea Ridge Mine is dewatering the existing underground mine workings. In the first quarter of 2012, three large submersible pumps were ordered and are now expected to be delivered to the Pea Ridge Mine site in the fourth quarter of 2012. Arrangements have been made for power to the Pea Ridge Mine site adequate for the pumps.

   Merchant Banking

     Our merchant banking operations include merchant banking and financial services, third-party financing and other services, proprietary investing and our real property. We seek to invest in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized.

     We use our financial and management expertise to add or unlock value within a relatively short time period. Our merchant banking activity is generally not passive and we seek investments where our financial expertise and management can add or unlock value. Proprietary investments are generated and made as part of our overall merchant banking activities and are realized upon over time, sometimes taking more than one year. In addition, we often seek to acquire interests or establish relationships with commodity producers to realize upon potential synergies. Such interests can be acquired through purchases of, or investments in, commodity producers, or through contractual arrangements with them, including off-take agreements. The investments we make in commodity producers are part of our merchant banking strategy. To a degree, our merchant banking and commodities and resources businesses supplement each other, which results in synergies in our overall business activities.

     Our activities include making proprietary investments through investing our own capital and utilizing our expertise to capture investment opportunities. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share or other price. Often such investments are in companies or assets that are under financial, legal or regulatory distress and our services include resolving such distress. Our investing takes many forms and can include acquiring entire businesses or portions thereof, investing in equity, investing in the existing indebtedness (secured and unsecured) of a business or in new equity or debt issues. Our investing is generally not passive and we invest where we believe our expertise in financial restructuring and management and complementary trading and corporate finance capabilities can add or unlock value. Our investing in distressed businesses and/or assets can result in complex and intricate legal issues relating to priorities, claims and other rights of stakeholders. Such issues can result in our being involved in legal and other claims as a result of our overall proprietary investment strategy. Our proprietary investments are often made as a part of, or complementary to, our commodities and resources activities.

     We consider investment opportunities where: (i) our existing participation in the marketing and production of commodities provides expert insight; (ii) we can obtain a satisfactory return of future capital investment; and (iii) such investment integrates with our business. Our philosophy is to utilize our financial strength to realize the commercial potential of assets in markets where we have a comprehensive understanding of the drivers of value.

     Our merchant banking operations provide innovative finance services for corporate and trade finance transactions. We focus on meeting the financial needs of small to mid-sized companies and other business enterprises primarily in Europe and Asia. We believe that many of these clients are underserviced by the large global investment banks and financial service providers. We specialize in advising and structuring business enterprises involved in unstructured and novel situations where a strong financial partner is needed and traditional, off-the-shelf solutions are not workable.

     In addition, we utilize our established relationships with international financial institutions and factoring companies to provide flexible customized financial tools, extensive credit and risk management and structured solutions for our customers. Working closely with our customers, our professional staff arrange support of hedging and trading of materials, financing and risk management solutions.

     Our merchant banking activities also include leveraging our trading and financial experience and relationships to provide trading services and trade finance services to our customers.

     Our merchant banking business generates revenues in the form of corporate and trade finance service fees and interest income. We also realize gains from time to time on our proprietary investments, upon their sale, the execution of an equity or debt restructuring, or the completion of other forms of divestment.

   Other

     Our other segment includes our corporate and other operating segments and investments, which include financing joint ventures through our Shanghai, China-based subsidiary which provides medical services, equipment and supplies.

Cash Dividend

     On January 10, 2011, we announced that our board of directors had adopted an annual dividend policy, providing for an annual dividend based on the annual dividend yield of the New York Stock Exchange (the “NYSE”) Composite Index (the “NYSE Composite Index”) for the preceding year plus 25 basis points. In 2011, we declared and paid a cash dividend of $0.20 per common share, which was paid in four quarterly installments. On January 17, 2012, we announced that our board of directors had declared an annual cash dividend for 2012 of $0.22 per common share, payable in four quarterly installments. The 2012 dividend is 10% higher than the dividend paid in 2011, and, based on the closing price of $7.01 for our common shares on December 31, 2011, represents a dividend yield of approximately 3.13%, compared to an annual dividend yield of approximately 2.51% for the NYSE Composite Index in 2011.

     To date in 2012, we have made dividend payments of $0.05 per share on February 10, 2012 to shareholders of record on January 27, 2012 and on April 10, 2012 to shareholders of record on March 30, 2012 and a dividend payment of $0.06 per share on July 13, 2012 to shareholders of record on July 2, 2012.

Odd-Lot Share Repurchase Program

     On April 9, 2012, we commenced an odd-lot share repurchase program, pursuant to which we offered to buy back common shares from registered and beneficial shareholders who owned 99 or fewer common shares. The repurchase program expired on July 2, 2012. To date, we repurchased and cancelled a total of 6,028 of our common shares from 455 registered and beneficial shareholders pursuant to the program, representing a 48.6% participation rate amongst registered eligible shareholders. Shareholders who elected to participate in the repurchase program received an amount equal to the weighted average of the closing prices of our common shares on the NYSE during each of the initial six-week period of the program and the six-week extension thereto for each common share tendered.

Acquisition of Kasese Cobalt Company Limited

     Pursuant to an asset purchase agreement with a vendor, in March 2012, we acquired a shareholder loan held by the vendor and a 75% equity interest in Kasese Cobalt Company Limited (“KCCL”) for cash consideration of $28.0 million. As a result of the acquisition, we hold a mineral refinery plant and power plant in Uganda. KCCL’s operations comprised the recovery of cobalt metal from pyrite tailings located near its refinery. KCCL has just over a one-year supply of tailings.

Offer to Acquire Compton Petroleum Corporation

     On July 9, 2012, we announced that we had entered into a support agreement (the “Support Agreement”) with Compton Petroleum Corporation (“Compton”) to acquire all of the issued and outstanding common shares of Compton (the “Compton Shares”) by way of a take-over bid (the “Offer”), for cash consideration of C$1.25 per Compton Share, representing total aggregate consideration of approximately C$33.0 million.

     The Offer was commenced on July 12, 2012 pursuant to a take-over bid circular and related documents mailed to Compton shareholders. The Offer is open for acceptance by Compton shareholders until 5:00 p.m., Vancouver time, on August 16, 2012, unless extended or withdrawn by us. The board of directors of Compton, after consulting with its financial and legal advisers, has unanimously approved entering into the Support Agreement and unanimously recommends that Compton shareholders tender to the Offer.

     The Support Agreement provides for, among other things, a non-solicitation covenant on the part of Compton, subject to customary “fiduciary out” provisions, a right in favour of us to match any superior proposal and a termination fee of C$4.0 million payable to us in certain circumstances, including if Compton accepts a superior proposal. Pursuant to the Support Agreement, after taking up Compton Shares pursuant to the Offer and appointing a majority of the board of directors of Compton, we will inject C$30.0 million in equity into Compton, to be utilized by Compton to reduce borrowings under its bank facility.

     In addition, we entered into lock-up agreements with shareholders of Compton holding, directly or indirectly, approximately 54% of the outstanding Compton Shares, pursuant to which they each agreed to tender, or cause to be tendered, all of their Compton Shares to the Offer.

     Concurrently with the execution of the Support Agreement, we agreed to purchase 6,548,498 special warrants (the “Warrants”) from Compton at a price of C$1.25 per Warrant (the “Warrant Placement”). On July 16, 2012, we announced the closing of the Warrant Placement and the acquisition of 6,548,498 Warrants thereunder. Each Warrant is convertible into a Common Share on a one-for-one basis at our option. The Warrants are also redeemable, at our option and prior to conversion, at their subscription price upon the occurrence of certain events. The Compton Shares underlying the Warrants represent approximately 19.9% of the outstanding Compton Shares on a post-conversion basis.

     The Offer is subject to customary conditions, including, among others, there being deposited (and not withdrawn) under the Offer that number of Compton Shares which, together with the Compton Shares and Warrants, if any, held by us, represent at least 66.67% of the outstanding Compton Shares on a fully-diluted basis, receipt of requisite regulatory and contractual consents, and the absence of a material adverse change with respect to Compton.

Discussion of Operations

     The following discussion and analysis of our financial condition and results of operations for the three and six months ended June 30, 2012 and 2011 should be read in conjunction with our unaudited condensed consolidated financial statements and related notes.

   General

     We are a global commodities supply-chain company, which sources and delivers commodities and materials to clients internationally, with a special expertise on the financing and risk management aspects of the business. We also commit our own capital to promising enterprises and invest and otherwise capture investment opportunities for our own account. We seek to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. Our investing is generally not passive. We actively seek investments where our financial expertise and management can add or unlock value.

     Our results of operations have been and may continue to be affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of equity prices and interest rates, currency values, commodity prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Our results of operations may also be materially affected by competitive factors. Our competitors include firms traditionally engaged in merchant banking and financial services such as merchant and investment banks, along with other capital sources such as hedge funds, private equity firms and insurance companies, and other trade companies engaged in commodities activities in Europe, Asia and globally.

     Our results of operations for any particular period may also be materially affected by our realization on proprietary investments. These investments are made to maximize total return through long-term appreciation and recognized gains on divestment. We realize on our proprietary investments through a variety of methods including sales, capital restructuring or other forms of divestment.

     A majority of our revenues is derived from our global commodity supply chain operations. The remaining portions are generally derived from merchant banking, financial services, sales of properties and gains on securities.

     Our net book value as at June 30, 2012 and December 31, 2011 is set forth below:

	June 30,	December 31,
	2012	2011
	(United States dollars in thousands,
	except per share amounts)
Net book value	$561,767	$546,623
Net book value per share	8.98	8.74

   Business Environment

     Our financial performance is, and our consolidated results in any period can be, materially affected by global economic conditions and financial markets generally.

     Our favourable business environment is characterized by many factors, including a stable geopolitical climate, transparent financial markets, low inflation, low interest rates, availability of credit, low unemployment, strong business profitability and high business and investor confidence. Unfavourable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence, limitations on the availability or increase in the cost of credit and capital, increases in inflation, interest rates, exchange rate volatility, outbreaks of hostilities or other geopolitical instability, corporate, political or other scandals that reduce investor confidence in the capital markets, or a combination of these or other factors.

     In the first half of 2012, concerns about European sovereign debt risk and its impact on the European banking system intensified, while ongoing global economic uncertainty contributed to, among other things, higher volatility levels and wider corporate credit spreads. These ongoing global economic conditions continued to impact the liquidity in financial and capital markets, restricting access to financing and causing significant volatility in commodities prices in the second quarter of 2012. The global operating environment created by such uncertainty has led our customers and clients to be more risk averse.

Results of Operations

   Summary of Quarterly Results

     The following tables provide selected unaudited financial information for the most recent eight quarters:

	June 30,	March 31,	December 31,	September 30,	June 30,
	2012	2012	2011	2011	2011
	(United States dollars in thousands,
	except per share amounts)
Net sales	$104,445	$146,049	$128,076	$112,107	$142,032
Equity income	1,706	1,584	1,383	1,621	1,653
Total revenues	106,151	147,633	129,459	113,728	143,685
Net income (loss)(1)	11,061	14,585	(9,410)	6,686	11,997
Basic earnings (loss), per share	0.18	0.23	(0.15)	0.11	0.19
Diluted earnings (loss), per share	0.18	0.23	(0.15)	0.11	0.19
____________________

Note:
(1)	Net income attributable to our shareholders.

	March 31,	December 31,	September 30,
	2011	2010(1)	2010
	(United States dollars in thousands,
	except per share amounts)
Net sales	$132,582	$57,006	$17,622
Equity income	1,255	954	—
Total revenues	133,837	57,960	17,622
Net income from continuing operations(2)	2,920	46,565	71
Basic earnings from continuing
operations, per share	0.05	0.92	—
Diluted earnings from continuing
operations, per share	0.05	0.92	—
Net income(2)	2,920	46,374	4,941
Basic earnings, per share	0.05	0.92	0.15
Diluted earnings, per share	0.05	0.92	0.15
____________________

Notes:
(1)

We completed our acquisition of Mass Financial Corp. (“Mass”) and caused the amalgamation of Mass and our wholly-owned subsidiary in December 2010. As a result of the successful acquisition, we commenced consolidating Mass’s operations, including its commodities and merchant banking activities, from November 16, 2010.

(2)	Net income attributable to our shareholders.

   Three Months Ended June 30, 2012 Compared to the Three Months Ended June 30, 2011

     The following table sets forth our selected operating results and other financial information for the periods indicated:

	Three Months Ended June 30
	2012	2011
	(United States dollars in thousands,
	except per share amounts)
Net sales	$104,445	$142,032
Gross revenues	106,151	143,685
Costs and expenses	94,640	133,031
Costs of sales	80,787	120,458
Selling, general and administrative expense	11,348	10,388
Finance costs	2,505	2,185
Net income(1)	11,061	11,997
Earnings per share:
Basic	0.18	0.19
Diluted	0.18	0.19
____________________

Note:
(1)	Net income attributable to our shareholders.

     The following is a breakdown of our total revenues by activity for each of the periods indicated:

	Three Months Ended June 30
	2012	2011
	(United States dollars in thousands)
Gross Revenues
Commodities and resources	$99,540	$138,210
Merchant banking	2,292	1,110
Other	4,319	4,365
	$106,151	$143,685

     The following charts illustrate our revenues by business segment and geographic distribution in the three months ended June 30, 2012:

Revenues by Business Segment	Revenues by Region

     Based upon the average exchange rates for the three months ended June 30, 2012, the United States dollar increased by approximately 12.3% in value against the Euro and approximately 4.4% in value against the Canadian dollar, compared to the average exchange rates for the same period in 2011. As at June 30, 2012, the United States dollar had increased by approximately 2.4% against the Euro and 0.2% against the Canadian dollar since December 31, 2011.

     Revenues for the three months ended June 30, 2012 decreased by 26% to $106.2 million (consisting of net sales of $104.4 million and equity income of $1.7 million) from $143.7 million (consisting of net sales of $142.0 million and equity income of $1.7 million) in the same period of 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices on some commodities during the three months ended June 30, 2012, partially offset by new products. A weaker Euro also resulted in lower reported revenues when Euro-denominated revenues were translated into U.S. dollars.

     Revenues for our commodities and resources business decreased to $99.5 million for the three months ended June 30, 2012, from $138.2 million for the same period in 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices on some commodities during the three months ended June 30, 2012, partially offset by new products. A weaker Euro also had an adverse impact on our revenues when Euro-denominated revenues were translated into U.S. dollars. During the three months ended June 30, 2012, gross revenues generated by the royalty increased to approximately $8.2 million from approximately $6.8 million in the same period of 2011. This increase in gross royalty revenue was attributable to a higher tonnage of shipments and prices for iron ore pellets. A total of 911,413 tons and 795,770 tons of iron ore pellets were shipped during the three months ended June 30, 2012 and 2011, respectively.

     Revenues for our merchant banking business were $2.3 million for the three months ended June 30, 2012, compared to $1.1 million for the same period in 2011, primarily as a result of increased activities during the current three-month period.

     Revenues for our other segment were $4.3 million for the three months ended June 30, 2012, compared to $4.4 million for the same period in 2011.

     Costs of sales decreased to $80.8 million during the three months ended June 30, 2012, from $120.5 million for the same period in 2011, primarily as a result of a decrease in commodities and resource activities. The following is a breakdown of our costs of sales for each of the three-month periods ended June 30, 2012 and 2011:

	Six Months Ended June 30,
	2012	2011
	(United States dollars
	in thousands)
Costs of Sales:
Commodities and resources	$82,356	$117,189
Gain on derivative instrument, net	(369)	—
Recovery of credit losses on loans and receivables	(595)	(474)
Recovery of inventory write-offs	(3,953)	—
Market value decrease on commodities	1,546	—
Other	1,802	3,743
	$80,787	$120,458

     Selling, general and administrative expenses increased to $11.3 million for the three months ended June 30, 2012 from $10.4 million for the same period of 2011.

     During the three months ended June 30, 2012, we incurred finance costs of $2.5 million primarily related to our commodities business, compared to $2.2 million for the three months ended June 30, 2011.

     For the three months ended June 30, 2012, we incurred a net foreign currency transaction exchange gain of $0.2 million, compared to $1.0 million in the three months ended June 30, 2011.

     We recognized a recovery of income taxes (other than resource property revenue taxes) of $1.3 million during the three months ended June 30, 2012, compared to a provision for income taxes (other than resource property revenue taxes) of $0.2 million during the same period of 2011. Our statutory tax rate was 25% during the three months ended June 30, 2012, compared to 26.5% for the same period in 2011. The effective tax rate in the current quarter was lower than our statutory tax rate. The income tax paid in cash during the three months ended June 30, 2012 was $1.4 million.

     We incurred resource property revenue taxes of $1.7 million during the three months ended June 30, 2012, compared to a recovery of $0.5 million during the same period of 2011. The resource property revenues tax rate was 20% on the gross royalty revenue from our royalty interest, deducted at source, which is reduced by 20% of deductible expenses. The increase in resource property taxes was primarily as a result of a claim in the three months ended June 30, 2011.

     Overall, we recognized an income tax expense of $0.3 million (recovery of income taxes of $1.3 million and provision for resource property revenue taxes of $1.7 million) during the three months ended June 30, 2012, compared to an income tax recovery of $0.3 million (provision for income taxes of $0.2 million and recovery of resource property revenue taxes of $0.5 million) during the same period of 2011.

     For the three months ended June 30, 2012, our income from continuing operations attributable to shareholders was $11.1 million, or $0.18 per share on a basic and diluted basis, compared to $12.0 million, or $0.19 per share on a basic and diluted basis, for the same period in 2011.

   Six Months Ended June 30, 2012 Compared to the Six Months Ended June 30, 2011

     The following table sets forth our selected operating results and other financial information for the periods indicated:

	Six Months Ended June 30
	2012	2011
	(United States dollars in thousands,
	except per share amounts)
Net sales	$250,494	$274,614
Gross revenues	253,784	277,522
Costs and expenses	227,526	260,074
Costs of sales	202,412	226,904
Selling, general and administrative expense	20,774	21,798
Share-based compensation expense	9	7,219
Finance costs	4,331	4,153
Net income(1)	25,646	14,917
Earnings per share:
Basic	0.41	0.24
Diluted	0.41	0.24
____________________

Note:
(1)	Net income attributable to our shareholders.

     The following is a breakdown of our total revenues by activity for each of the periods indicated:

	Six Months Ended June 30
	2012	2011
	(United States dollars in thousands)
Gross Revenues
Commodities and resources	$238,025	$256,955
Merchant banking	6,850	12,511
Other	8,909	8,056
	$253,784	$277,522

     The following charts illustrate our revenues by business segment and geographic distribution in the six months ended June 30, 2012:

Revenues by Business Segment	Revenues by Region

     Based upon the average exchange rates for the six months ended June 30, 2012, the United States dollar increased by approximately 8.2% in value against the Euro and approximately 3.0% in value against the Canadian dollar, compared to the average exchange rates for the same period in 2011. As at June 30, 2012, the United States dollar had increased by approximately 2.4% against the Euro and 0.2% against the Canadian dollar since December 31, 2011.

     Revenues for the six months ended June 30, 2012 decreased by 8.6% to $253.8 million (consisting of net sales of $250.5 million and equity income of $3.3 million) from $277.5 million (consisting of net sales of $274.6 million and equity income from medical joint ventures of $2.9 million) in the same period of 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices on some commodities in the second quarter of 2012, partially offset by new products. A weaker Euro also had an adverse impact on our revenues when Euro-denominated revenues were translated into U.S. dollars.

     Revenues for our commodities and resources business were $238.0 million for the six months ended June 30, 2012, compared to $257.0 million for the same period in 2011, primarily as a result of decreased sales of commodities due to reductions in both volumes and prices on some commodities in the second quarter of 2012, partially offset by new products. A weaker Euro resulted in lower reported revenues when Euro-denominated revenues were translated into U.S. dollars. During each of the six months ended June 30, 2012 and 2011, gross revenues generated by the royalty were approximately $12.6 million. A total of 1,393,602 tons and 1,515,120 tons of iron ore pellets were shipped during the six months ended June 30, 2012 and 2011, respectively.

     Revenues for our merchant banking business were $6.9 million for the six months ended June 30, 2012, compared to $12.5 million for the same period in 2011, primarily as a result of lower activities.

     Revenues for our other segment were $8.9 million for the six months ended June 30, 2012, compared to $8.1 million for the same period in 2011, primarily as a result of higher sales in medical-related activities during the current six-month period.

     Costs of sales decreased to $202.4 million during the six months ended June 30, 2012, from $226.9 million for the same period in 2011, primarily as a result of a decrease in commodities and resource activities. The following is a breakdown of our costs of sales for each of the six-month periods ended June 30, 2012 and 2011:

	Six Months Ended June 30,
	2012	2011
	(United States dollars
	in thousands)
Costs of Sales:
Commodities and resources	$201,701	$221,379
Credit losses recovery on loans and receivables	(604)	(627)
Recovery of inventory write-offs	(4,012)	(93)
Market value decrease on commodities	1,546	—
Other	3,781	6,245
	$202,412	$226,904

     Selling, general and administrative expenses, excluding share-based compensation, decreased to $20.8 million for the six months ended June 30, 2012 from $21.8 million for the same period of 2011. The decrease is primarily linked to streamlining our business activities.

     During the six months ended June 30, 2012, non-cash and discretionary share-based compensation expense decreased to $9,000 from $7.2 million for the same period in 2011. Non-cash and discretionary compensation expenses of $9,000 incurred in 2012 were the result of stock option grants made by a non-wholly owned Canadian entity to its directors. Non-cash and discretionary compensation expenses incurred in 2011 were primarily a result of our grant of 2,635,000 options to our directors and employees in January 2011.

     During the six months ended June 30, 2012, we incurred finance costs of $4.3 million primarily related to our commodities business, compared to $4.2 million for the six months ended June 30, 2011.

     For the six months ended June 30, 2012, we incurred a net foreign currency transaction exchange gain of $1.0 million, compared to a loss of $1.3 million in the six months ended June 30, 2011.

     We recognized a recovery of income taxes (other than resource property revenue taxes) of $1.6 million during the six months ended June 30, 2012, compared to a provision for income taxes (other than resource property revenue taxes) of $2.0 million during the same period of 2011. Our statutory tax rate was 25% during the six months ended June 30, 2012, compared to 26.5% for the same period in 2011. The effective tax rate in the first half of 2012 was lower than our statutory tax rate. The income tax paid in cash during the six months ended June 30, 2012 was $1.4 million.

     We incurred resource property revenue taxes of $2.6 million during the six months ended June 30, 2012, compared to $0.7 million during the same period of 2011. The resource property revenues tax rate was 20% on the gross royalty revenue from our royalty interest, deducted at source, which is reduced by 20% of deductible expenses. The increase in resource property taxes was primarily as a result of a claim in the six months ended June 30, 2011.

     Overall, we recognized an income tax expense of $1.0 million (recovery of income taxes of $1.6 million and provision for resource property revenue taxes of $2.6 million) during the six months ended June 30, 2012, compared to $2.6 million (provision for income taxes of $2.0 million and provision for resource property revenue taxes of $0.7 million) during the same period of 2011.

     For the six months ended June 30, 2012, our income from continuing operations attributable to shareholders was $25.6 million, or $0.41 per share on a basic and diluted basis, compared to $14.9 million, or $0.24 per share on a basic and diluted basis, for the same period in 2011.

Liquidity and Capital Resources

   General

     Liquidity is of importance to companies in our businesses. Insufficient liquidity often results in underperformance.

     Our objectives when managing capital are: (i) to safeguard our ability to continue as a going concern so that we can continue to provide returns for shareholders and benefits for other stakeholders, (ii) to provide an adequate return to our shareholders by pricing products and services commensurately with the level of risk, and (iii) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk. We set the amount of capital in proportion to risk. We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust this capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

     Consistently with others in our industry, we monitor capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio. The debt-to-adjusted capital ratio is calculated as net debt divided by adjusted capital. Net debt is calculated as total debt less cash and cash equivalents. Adjusted capital comprises all components of equity and some forms of subordinated debt, if any. The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity. The computations are based on continuing operations. The following table sets forth the calculation of our debt-to-adjusted capital ratio as at each of the periods indicated:

	June 30,	December 31,
	2012	2011
	(United States dollars in thousands)
Total debt	$48,623	$47,127
Less: cash and cash equivalents	355,580	387,052
Net debt (net cash and cash equivalents)	(306,957)	(339,925)
Shareholders’ equity	561,767	546,623
Debt-to-adjusted capital ratio	Not applicable	Not applicable

     There were no amounts in accumulated other comprehensive income relating to cash flow hedges, nor were there any subordinated debt instruments as at June 30, 2012 and December 31, 2011. The debt-to-adjusted capital ratio as at June 30, 2012 and December 31, 2011 were not applicable as we had a net cash and cash equivalents balance.

     The following table sets forth the calculation of our long-term debt-to-equity ratio as at each of the periods indicated:

	June 30,	December 31,
	2012	2011
	(United States dollars in thousands)
Long-term debt	$45,481	$20,150
Shareholders’ equity	561,767	546,623
Long-term debt-to-equity ratio	0.08	0.04

     During the six months ended June 30, 2012, our strategy, which was unchanged from 2011, was to maintain the debt-to-adjusted capital ratio and the long-term debt-to-equity ratio at a low level. We had a net cash and cash equivalent balance after deduction of the total debt. Our long-term debt-to-equity ratio was 0.08 and 0.04 as at June 30, 2012 and December 31, 2011, respectively.

Financial Position

     The following table sets out our selected financial information as at the dates indicated:

	June 30,	December 31,
	2012	2011
	(United States dollars
	in thousands)
Cash and cash equivalents	$355,580	$387,052
Short-term securities	9,147	13,062
Trade receivables	33,618	21,154
Other receivables	11,470	9,144
Inventories	114,216	81,223
Total assets	871,330	858,957
Working capital	380,056	361,223
Long-term debt, less current portion	45,481	20,150
Shareholders’ equity	561,767	546,623

     We maintain an adequate level of liquidity, with a portion of our assets held in cash and cash equivalents and securities. The liquid nature of these assets provides us with flexibility in managing and financing our business and the ability to realize upon investment or business opportunities as they arise. We also use this liquidity in client-related services by acting as a financial intermediary for third parties (e.g. by acquiring a position or assets and reselling such position or assets) and for our own proprietary trading and investing activities.

     As at June 30, 2012, cash and cash equivalents were $355.6 million, compared to $387.1 million as at December 31, 2011. The decrease in cash was primarily a result of cash flows used in operating activities, particularly non-cash working capital items. Cash of $20.8 million was used in operating activities during the six months ended June 30, 2012. As at June 30, 2012, short-term securities decreased to $9.1 million from $13.1 million as at December 31, 2011 primarily as a result of dispositions. As at June 30, 2012, our loan receivable decreased to $nil from $19.9 million as at December 31, 2011, as a result of the repayment of a credit facility. As at June 30, 2012, we had bills of exchange of $nil, compared to $10.5 million as at December 31, 2011. The decrease in bills of exchange in 2012 was as a result of collections in cash. Trade receivables were $33.6 million and $21.2 million, respectively, as at June 30, 2012 and December 31, 2011. The increase in trade receivables was primarily a result of sales prior to the period end. We had other receivables of $11.5 million as at June 30, 2012, compared to $9.1 million as at December 31, 2011. The value of our inventories increased to $114.2 million as at June 30, 2012, compared to $81.2 million as at December 31, 2011. The increased inventories were partially due to the acquisition of a new subsidiary in the first quarter of 2012 and new business development. The value of real estate held for sale was $11.7 million as at June 30, 2012, compared to $12.0 million as at December 31, 2011. The value of deposits, prepaid and other assets was $16.0 million as at June 30, 2012, compared to $9.3 million as at December 31, 2011. The purchase of KCCL did not have a material impact on our current assets.

   Short-Term Bank Loans and Facilities

     As part of our operations, we establish, utilize and maintain various kinds of credit lines and facilities with banks and insurers. Most of these facilities are short-term. These facilities are used for day-to-day business and structured financing activities in commodities. The amounts drawn under such facilities fluctuate with the kind and level of transactions being undertaken.

     As at June 30, 2012, we had credit facilities aggregating $412.4 million as follows: (i) we had unsecured revolving credit facilities aggregating $156.1 million from banks; (ii) we had revolving credit facilities aggregating $82.7 million from banks for structured trade finance, a special trade financing. The margin is negotiable when the facility is used; (iii) we had a non-recourse factoring arrangement with a bank for up to a credit limit of $117.8 million for our commodities activities. Generally, we may factor our commodity receivable accounts upon invoicing at the inter-bank rate plus a margin; and (iv) we had a foreign exchange credit facility of $55.8 million with a bank. All of these facilities are renewable on a yearly basis.

   Long-Term Debt

     Other than lines of credit drawn and as may be outstanding for trade financing and commodities and structured solutions activities, as of June 30, 2012, the maturities of long-term debt were as follows:

Maturity	Principal	Interest(1)
	(United States dollars
	in thousands)
12 months	$3,142	$1,817
12 to 36 months	21,481	2,103
36 to 60 months	8,000	1,382
After 60 months	16,000	1,007
	$48,623	$6,309

____________________

Note:
(1)	Undiscounted.

     During the six months ended June 30, 2012, we paid off $26.0 million of debt. We incurred additional borrowings, consisting of $28.0 million of new long-term debt, in connection with our acquisition of KCCL.

     We expect our maturing debt to be satisfied primarily through the settlement of underlying commodities transactions, trade financing transactions, including structured solutions transactions, cash on hand and cash flow from operations. Much of our maturing debt may either subsequently be made re-available to us by the applicable financial institution or we may replace such facilities with new facilities depending upon particular capital requirements.

   Cash Flows

     Due to the type of businesses we engage in, our cash flows are not necessarily reflective of net earnings and net assets for any reporting period. As a result, instead of using a traditional cash flow analysis solely based on cash flow statements, our management believes it is more useful and meaningful to analyze our cash flows by the overall liquidity and credit availability. Please see the discussion on our financial position, short-term bank loans, facilities and long-term debt earlier in this section.

     The global commodity supply chain business can be cyclical and our cash flows vary accordingly. Our principal operating cash expenditures are for financing trading of securities, commodities financing and general and administrative expenses.

     Working capital levels fluctuate throughout the year and are affected by the level of our commodities operations, the markets and prices for commodities and the timing of receivables and the payment of payables and expenses. Changes in the volume of commodities transactions can affect the level of receivables and influence overall working capital levels. We have a sufficient level of cash on hand and credit facility amounts. We believe that we have sufficient cash flows from operations, cash on hand and credit availability to meet our working capital and other requirements and to meet unexpected cash demands.

   Cash Flows from Operating Activities

     Operating activities used cash of $20.8 million for the six months ended June 30, 2012, compared to providing cash of $48.1 million for the same period in 2011. Changes in short-term securities provided cash of $4.1 million during the six months ended June 30, 2012 and 2011, respectively. A decrease in bills of exchange, as a result of collections in cash, provided cash of $10.5 million in the six months ended June 30, 2012, compared to $nil for the same period in 2011. An increase in receivables used cash of $16.4 million in the six months ended June 30, 2012, versus $6.8 million in the same period of 2011. The increase in receivables was primarily as a result of sales prior to the period end. An increase of inventories used cash of $32.5 million in the six months ended June 30, 2012, compared to $3.1 million in the same period of 2011. A decrease in restricted cash provided $66,000 for the six months ended June 30, 2012, compared to $2.8 million in the same period of 2011. An increase in deposits, prepaid and other used cash of $6.3 million in the six months ended June 30, 2012, compared to a decrease in contract deposits, prepaid and other providing $8.9 million for the same period in 2011. In the six months ended June 30, 2012, an increase in short-term bank borrowings provided cash of $0.6 million, compared to $30.2 million in the same period in 2011. An increase in accounts payable and accrued expenses provided cash of $3.6 million in the six months ended June 30, 2012, compared to a decrease in accounts payable and accrued expenses using cash of $5.4 million in the same period of 2011. A decrease in deferred sale liabilities in the normal course of business used cash of $11.2 million for the six months ended June 30, 2012, compared to $3.0 million for the same period in 2011. A decrease in income tax liabilities used cash of $2.6 million in the six months ended June 30, 2012, compared to $7,000 for the same period in 2011.

   Cash Flows from Investing Activities

     Investing activities used cash of $6.6 million in the six months ended June 30, 2012, compared to $33.2 million in the same period of 2011, primarily as a result of the acquisition of a subsidiary and purchases of long-term investments, partially offset by a decrease in a loan receivable. The acquisition of a subsidiary, net of cash acquired, used cash of $28.0 million in the six months ended June 30, 2012, compared to $nil in the same period of 2011. Purchases of long-term securities (including equity method investments) used cash of $2.6 million in the six months ended June 30, 2012, compared to $31.8 million in the same period in 2011. Proceeds from sales of long-term investments provided cash of $1.0 million in the six months ended June 30, 2012, compared to $7.4 million in the same period of 2011. During the six months ended June 30, 2012, a net decrease in a loan receivable provided cash of $19.9 million, compared to a net increase using cash of $12.4 million in the same period of 2011. Purchases of property, plant and equipment, net of sales, used cash of $0.7 million in the six months ended June 30, 2012, compared to $0.6 million in the same period of 2011. Other items provided cash of $3.8 million (primarily consisting of net distributions of $3.8 million from our joint ventures) in the six months ended June 30, 2012, compared to $4.2 million in the same period of 2011.

   Cash Flows from Financing Activities

     Net cash used by financing activities was $4.3 million for the six months ended June 30, 2012, compared to $8.4 million for the same period in 2011. Cash used by financing activities during the six months ended June 30, 2012 consisted of dividends paid to our shareholders, debt repayments and share repurchases pursuant to our odd-lot repurchase program, which used cash of $6.3 million, $26.0 million and $34,000, respectively, compared to $6.3 million, $2.2 million and $nil, respectively, in the same period of 2011. During the six months ended June 30, 2012, increased borrowings provided cash of $28.0 million, compared to $nil for the same period of 2011.

   Future Liquidity

     We had no material commitments to acquire assets or operating businesses as at June 30, 2012. Subsequent thereto, we entered into the Support Agreement respecting our Offer for Compton. We expect that there will be acquisitions of businesses or commitments to projects in the future. To achieve the long-term goals of expanding our assets and earnings, including through acquisitions, capital resources will be required. Depending on the size of a transaction, the capital resources that will be required can be substantial. The necessary resources will be generated from cash flows from operations, cash on hand, borrowings against our assets, sales of proprietary investments or the issuance of securities.

   Foreign Currency

     Substantially all of our operations are conducted in international markets and our consolidated financial results are subject to foreign currency exchange rate fluctuations.

     Our reporting currency is the United States dollar. We translate foreign self-sustained subsidiaries’ assets, liabilities, contingent liabilities and other financial obligations into United States dollars at the rate of exchange on the balance sheet date. Revenues and expenses are translated at exchange rates approximating those at the date of the transactions. As a substantial amount of revenues are received in Euros, Chinese yuans and Canadian dollars, the financial position for any given period, when reported in United States dollars, can be significantly affected by the exchange rates for Euros, Chinese yuans and Canadian dollars prevailing during that period.

     In the six months ended June 30, 2012, we reported approximately a net $2.2 million currency translation adjustment loss under other comprehensive income within equity, compared to a gain of $7.6 million in the same period of 2011.

   Contractual Obligations

     The following table sets out our contractual obligations and commitments as at December 31, 2011 in connection with our long-term liabilities.

	Payments Due by Period
	(United States dollars in thousands)
	Less than			More than
Contractual Obligations(1)	1 Year	1 – 3 Years	3 – 5 Years	5 Years
Long-term debt obligations(2)	$27,956	$20,767	$—	$—
Capital lease obligations	—	—	—	—
Operating lease obligations	1,710	2,203	898	—
Purchase obligations	3,444	—	—	—
Other long–term liabilities, provision(3)	115	—	—	—
Total	$33,225	$22,970	$898	$—

____________________

Notes:
(1)	The table does not include non-financial instrument liabilities and guarantees.

(2)	$26.0 million in debt was paid off in the first half of 2012. Please see the maturity table of debt under “Liquidity and Capital Resources – Long-Term Debt”.

(3)	$3.0 million in decommissioning provision was added during 2012, arising from the acquisition of KCCL.

     There have been no significant changes to the foregoing since June 30, 2012.

   Risk Management

     Risk is an inherent part of our business and operating activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our financial soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: market, credit, liquidity, operational, legal and compliance, new business, reputational and other. Risk management is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Our management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification.

   Inflation

     We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses, which may not be readily recoverable in the price of services provided to our clients. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets, it could adversely affect our financial position and profitability.

Application of Critical Accounting Policies

     The preparation of financial statements in conformity with IFRS requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

     Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies that are the most important to the portrayal of our current financial condition and results of operations. Please refer to Note 1 of our audited financial statements for the year ended December 31, 2011 for a discussion of significant accounting policies.

     The following accounting policies are the most important to our ongoing financial condition and results of operations:

   Inventories

     Our inventories consist of raw materials, work-in-progress and finished goods.

     In general, inventories are recorded at the lower of cost or estimated net realizable value. Commodities acquired in commodity broker-trader activities with the purpose of selling them in the near future and generating a profit from fluctuations in price or margin are measured at fair value less costs to sell. Accordingly, our management must make estimates about their pricing when establishing the appropriate provisions for inventories. For the finished goods and commodity inventories, the estimated net selling price is the most important determining factor. However, our management also considers whether there are any alternatives to enhance the value of the finished goods by various marketing strategies and channels. Actual selling price could differ from the estimated selling price, and such differences could be material.

   Receivables

     Typically, receivables are financial instruments that are not classified as held for trading or available for sale. They are net of an allowance for credit losses, if any. We perform ongoing credit evaluations of customers and adjust our allowance accounts for specific customer risks and credit factors. Receivables are considered past due on an individual basis based on the terms of the contracts. Our allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses. Such allowance reflects our management’s best estimate of the losses in our receivables and judgments about economic conditions. As at June 30, 2012, we had receivables (including loans, trade and other) aggregating $45.1 million.

   Valuation of Securities

     Securities held for trading are carried at current market value. Any unrealized gains or losses on securities held for trading are included in our results of operations.

     Available-for-sale securities are also carried at current market value when current market value is available. Any unrealized gains or losses are included in other comprehensive income. When there is any objective evidence that an available-for-sale security is impaired, other than a temporary decline, the security will be written down to recognize the loss in the determination of income. In determining whether the decline in value is other than temporary, quoted market price is not the only deciding factor, particularly for thinly traded securities, large block holdings and restricted shares. We consider, but such consideration is not limited to, the following factors: (i) the trend of the quoted market price and trading volume; (ii) the investee’s financial position and results for a period of years; (iii) any liquidity or going concern problems of the investee; (iv) changes in or reorganization of the investee and/or its future business plan; (v) the outlook of the investee’s industry; (vi) the current fair value of the investment (based upon an appraisal thereof) relative to its carrying value; (vii) our business plan and strategy to divest the security or to restructure the investee; and (viii) the extent and/or duration of the decline in market value.

     Recent market volatility has made it extremely difficult to value certain securities. Subsequent valuations, in light of factors prevailing at such time, may result in significant changes in the values of these securities in future periods. Any of these factors could require us to recognize further impairments in the value of our securities portfolio, which may have an adverse effect on our results of operations in future periods.

   Impairment of Property, Plant and Equipment and Interests in Resource Properties

     We assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, we shall estimate the recoverable amount of the asset. In assessing whether there is any indication that an asset may be impaired, we consider, as a minimum, the following indications:

   External sources of information

(a)	during the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use;

(b)	significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

(c)	market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset’s value in use and decrease the asset’s recoverable amount materially;

(d)	the carrying amount of the net assets of the entity is more than its market capitalization;

   Internal sources of information

(e)	evidence is available of obsolescence or physical damage of an asset;

(f)	significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

(g)	evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

   Income Taxes

     Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing.

     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

     We currently have deferred tax assets which are comprised primarily of tax loss carry-forwards and deductible temporary differences, both of which will reduce taxable income in the future. The amounts recorded for deferred tax are based upon various judgments, assumptions and estimates. We assess the realization of these deferred tax assets on a periodic basis to determine to what extent it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. We determine whether it is probable that all or a portion of the deferred tax assets will be realized, based on currently available information, including, but not limited to, the following:

  the history of the tax loss carry-forwards and their expiry dates;

  future reversals of temporary differences;

  our projected earnings; and

  tax planning opportunities.

     On the reporting date, we also reassess unrecognized deferred tax assets. We recognized a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

     We provide for future liabilities in respect of uncertain tax positions where additional tax may become payable in future periods and such provisions are based on our management’s assessment of exposures. We did not recognize the full deferred tax liability on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates where we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. We may change our investment decision in the normal course of our business, thus resulting in additional tax liability.

New Standards and Interpretations Adopted and Not Yet Adopted

     The following amendments were issued by the IASB that are mandatory for the Group’s accounting year 2012:

     Amendments, set out in Deferred Tax: Recovery of Underlying Assets, were issued to amend International Accounting Standard (“IAS”), 12, Income Taxes. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, Investment Property. The amendment provides a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale.

     Amendments, set out in Disclosures — Transfers of Financial Assets, were issued to amend IFRS 7, Financial Instruments, so as to enhance the disclosure requirements for transfers of financial assets that result in derecognition. These amendments respond, in part, to the recent financial crisis. Entities will be required to provide more extensive quantitative and qualitative disclosures about: (i) risk exposures relating to transfers of financial assets that are: (a) not derecognized in their entirety; or (b) derecognized in their entirety, but with which the entity continues to have some continuing involvement; and (ii) the effect of those risks on an entity’s financial position.

     The following new accounting standards and amendments are expected to have significant effects on the Group’s accounting policies, financial positions and/or financial statement presentation.

     IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted.

     IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-12, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IFRS 11, Joint Arrangements, establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IAS 27, Separate Financial Statements, has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures, has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

     All of the “package of five” new and amended standards (IFRS 10, IFRS 11, IFSR 12, IAS 27 and IAS 28) must be applied at the same time.

     IFRS 13, Fair Value Measurement, (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012 with full retrospective application.

     IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine, applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (‘production stripping costs’) and addresses the following issues: (a) recognition of production stripping costs as an asset; (b) initial measurement of the stripping activity asset; and (c) subsequent measurement of the stripping activity asset. An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     We are currently evaluating the impacts that these new standards will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

     We have outstanding issued guarantees held by our trading and financial partners in connection with our commodities and resources activities. As of June 30, 2012, we had issued guarantees of up to a maximum of $27.3 million, of which $12.8 million were outstanding and have not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Transactions with Related Parties

     Other than as disclosed herein, to the best of our knowledge, there have been no material transactions or loans, between December 31, 2011 and June 30, 2012, between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

     In the normal course of operations, we may enter into transactions with related parties which include, among others, affiliates whereby we have a significant equity interest (10% or more) in the affiliates or have the ability to influence the affiliates’ or our operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. The affiliates also include certain of our directors, our President, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and their close family members. These related party transactions are measured at the exchange value, which represents the amount of consideration established and agreed to by all the parties.

     In addition to transactions disclosed elsewhere in our unaudited financial statements for the six months ended June 30, 2012 and in this interim report, we had the following transactions with affiliates during the six months ended June 30, 2012:

(United States
dollars in thousands)
Net sales	$519
Royalty expenses paid and payable	(304)

     Transactions with related parties are made in arm’s length transactions at normal market prices and on normal commercial terms.

Financial and Other Instruments

     We are exposed to various market risks from changes in interest rates, foreign currency exchange rates and equity prices, which may affect our results of operations and financial condition and, consequently, our fair value. Generally, our management believes that our current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. We use various financial instruments to manage our exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk. We have risk managers to perform audits and checking functions to ensure that company procedures and policies are complied with.

     We use derivative instruments to manage certain exposures to currency exchange rate risks. The use of derivative instruments depends on our management’s perception of future economic events and developments. These types of derivative instruments are generally highly speculative in nature. They are also very volatile as they are highly leveraged given that margin requirements are relatively low in proportion to notional amounts.

     Many of our strategies, including the use of derivative instruments and the types of derivative instruments selected by us, are based on historical trading patterns and correlations and our management’s expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future. If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

     We do not hold Eurozone sovereign debt.

     Please refer to Note 32 of our annual consolidated financial statements for the year ended December 31, 2011 for a qualitative and quantitative discussion of our exposure to market risks.

Outstanding Share Data

     Our share capital consists of an unlimited number of common shares, Class A common shares, and Class A Preference Shares, issuable in series. Our common shares are listed on the New York Stock Exchange under the symbol “MIL”. As of the date hereof, we have 62,552,126 common shares outstanding.

Disclosure Controls and Procedures

     We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in provincial securities legislation. We evaluated our disclosure controls and procedures as defined under National Instrument 52-109 as at June 30, 2012. This evaluation was performed by our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

     We maintain internal controls over financial reporting which have been designed to provide reasonable assurance of the reliability of external financial reporting in accordance with IFRS as required by National Instrument 52-109.

     There were no changes in our internal control over financial reporting that occurred during the six months ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Statement Regarding Forward-Looking Information and Risk Factors and Uncertainties

     Statements in this report that are not reported financial results or other historical information are “forward-looking statements” within the meaning of applicable securities legislation including the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of different places in this report and can be identified by words such as “anticipate”, “could”, “project”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook or their negative or other comparable words. Also discussions of strategy that involve risks and uncertainties share this “forward-looking” character.

     Forward-looking statements include statements regarding:

  future growth;

  futures results of operations, performance, business prospects and opportunities;

  our markets;

  production, demand and prices for products and services, including iron ore and other minerals;

  capital expenditures;

  the economy;

  foreign exchange rates; and

  derivatives.

     You are cautioned that any forward-looking statements are not guarantees and may involve risks and uncertainties. Our actual results may differ materially from those in the forward-looking statements due to risks facing us or due to actual facts differing from the assumptions underlying our estimates. Some of these risks and assumptions include those set forth in reports and other documents we have filed or furnished with the SEC and Canadian securities regulators including our annual report on Form 20-F for the year ended December 31, 2011. We advise you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Unless required by law, we do not assume any obligations to update forward-looking statements based on unanticipated events or changes to expectations. However, you should carefully review the reports and other documents we file from time to time with the SEC and Canadian securities regulators.

     In addition to the risks and uncertainties set forth in our annual report on Form 20-F for the year ended December 31, 2011 filed with the SEC and Canadian securities regulators, you should also carefully consider the following risks and uncertainties in evaluating our company and our business before making any investment decisions. Our business, operating and financial condition could be harmed due to any of the following risks.

Risk Factors Relating to Our Business

   Our financial results may fluctuate substantially from period to period.

     We expect our business to experience significant periodic variations in its revenues and results of operations in the future. These variations may be attributed in part to the fact that our merchant banking revenues are often earned upon the successful completion of a transaction, the timing of which is uncertain and beyond our control. In many cases, we may receive little or no payment for engagements that do not result in the successful completion of a transaction. Additionally, through our merchant banking business, we seek to acquire undervalued assets where we can use our experience and management to realize upon the value. Often we will hold or build upon these assets over time and the timing of its realization is not predictable. As a result, we are unlikely to achieve steady and predictable earnings, which could in turn adversely affect our financial condition and results of operations.

   Our earnings and, therefore, our profitability, may be affected by commodities price volatility.

     The majority of our revenue from our global commodity supply chain business is derived from the sale of commodities, including metals, plastics and other materials. As a result, our earnings are directly related to the prices of these commodities. In addition, our revenues from our iron ore interests are directly connected to the price of iron ore. There are many factors influencing the price of metals, plastics and other commodities, including: expectations for inflation; global and regional demand and production; political and economic conditions; and production costs in major producing regions. These factors are beyond our control and are impossible for us to predict. Changes in the prices of iron ore, plastics, metals and other commodities may adversely affect our operating results.

   A weak global economy can adversely affect our business and financial results and have a material adverse effect on our liquidity and capital resources.

     Our business, by its nature, does not produce predictable earnings, and it may be materially affected by conditions in the global financial markets and economic conditions generally.

     Global financial markets experienced extreme and unprecedented disruption in the latter part of 2008, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. Although financial markets stabilized and signs of a global economic recovery began to emerge in the latter part of 2009 and continued through 2011, the economic environment, particularly in the United States and Europe, continues to be generally weak and we remain exposed to a number of risks associated with weak or adverse economic conditions.

     Market deterioration and weakness can result in a material decline in the number and size of the transactions that we execute for our own account and for our clients and to a corresponding decline in our revenues. Any market weakness can further result in losses to the extent that we own assets in such market.

     The nature of the recovery in the global economy in general remains uncertain, and there can be no assurance that market conditions will continue to improve in the near future.

   The global commodity supply chain and merchant banking businesses are highly competitive.

     All aspects of the global commodity supply chain and merchant banking businesses are highly competitive, and we expect them to remain so.

     Our competitors include merchant and investment banks, brokerage firms, commercial banks, private equity firms, hedge funds, financial advisory firms and natural resource and mineral royalty companies. Many of our competitors have substantially greater capital and resources, including access to commodities supply, than we do. We believe that the principal factors affecting competition in our business include transaction execution, our products and services, client relationships, reputation, innovations, credit worthiness and price. We have experienced price competition in some of our trading business.

     The scale of our competitors has increased in recent years as a result of substantial consolidation. These firms have the ability to offer a wider range of products than we do, which may enhance their competitive position. They also have the ability to support their business with other financial services such as commercial lending in an effort to gain market share, which has resulted, and could further result, in pricing pressure in our businesses.

     If we are unable to compete effectively with our competitors, our business and results of operations will be adversely affected.

   The operation of the iron ore mine underlying our royalty interest is generally determined by a third party operator and we have no decision making power as to how the property is operated. In addition, we have no or very limited access to technical or geological data respecting the mine including as to reserves. The operator’s failure to perform or other operating decisions made by the operator, including as to scaling back or ceasing operations, could have a material adverse effect on our revenue, results of operations and financial condition.

     The commodities and resources segment of our business includes our indirect royalty interest in the iron ore mine. The revenue derived from the interest is based on production generated by the mine’s third party operator. The operator generally has the power to determine the manner in which the iron ore is exploited, including decisions to expand, continue or reduce production from the mine, and decisions about the marketing of products extracted from the mine. The interests of the third party operator and our interests may not always be aligned. As an example, it will, in almost all cases, be in our interest to advance production as rapidly as possible in order to maximize near-term cash flow, while the third party operator may, in many cases, take a more cautious approach to development, as it is at risk with respect to the cost of development and operations. Our inability to control the operations of the mine can adversely affect our profitability, results of operations and financial condition. Similar adverse effects may result from any other interests we may acquire that are primarily operated by a third party operator.

     To the extent that we retain our current indirect royalty interest, we will be dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of our interests. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, accidents, the recovery by operators of expenses incurred in the operation of any royalty properties, the establishment by operators of reserves for such expenses or the insolvency of an operator. Our rights to payment under the royalties will likely have to be enforced by contract. This may inhibit our ability to collect outstanding royalties upon a default. Failure to receive any payments from the owners and operators of mines in which we have or may acquire a royalty interest may result in a material and adverse effect on our profitability, results of operations and financial condition.

     To the extent grantors of royalties and other interests do not abide by their contractual obligations, we may be forced to take legal action to enforce our contractual rights. Such litigation may be time consuming and costly and, as with all litigation, there is no guarantee of success. Should any such decision be determined adversely to us, such decision may have a material and adverse effect on our profitability, results of operations and financial condition.

     In addition, we have no or very limited access to technical, geological data relating to the mine, including data as to reserves, nor have we received a NI 43-101 compliant technical report in respect of the mine. As such, we cannot independently determine reserve amounts or the estimated life of the mine and are instead wholly dependent on the determination of the reserves by the operator of the mine. We can provide no assurances as to the level of reserves at the mine. If the operator of the mine determines there are insufficient reserves to economically operate the mine, it may scale back or cease operations, which could have a material adverse effect on our profitability, results of operations and financial condition.

   The profitability of our global commodity supply chain operations depends, in part, on the availability of adequate sources of supply.

     Our global commodity supply chain business relies, among other things, on numerous outside sources of supply for our operations. These suppliers generally are not bound by long-term contracts and will have no obligation to provide commodities to us in the future. In periods of low industry prices, suppliers may elect to hold commodities to wait for higher prices or intentionally slow their activities. If a substantial number of suppliers cease selling commodities to us, we will be unable to source and/or execute commodities transactions at desired levels and our results of operations and financial condition could be materially adversely affected.

   We may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit our growth.

     In order to grow our business, we may seek to acquire or merge with or invest in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment.

   Strategic investments or acquisitions and joint ventures, or our entry into new business areas, may result in additional risks and uncertainties in our business.

     We have grown and intend to continue to grow our business both through internal expansion and through strategic investments, acquisitions or joint ventures. When we make strategic investments or acquisitions or enter into joint ventures, we expect to face numerous risks and uncertainties in combining or integrating the relevant businesses and systems, including the need to combine accounting and data processing systems and management controls and to integrate relationships with customers and business partners.

     Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could have a material adverse effect on our operating results. Furthermore, the costs of integrating acquired businesses (including restructuring charges associated with the acquisitions, as well as other acquisition costs, such as accounting fees, legal fees and investment banking fees) could significantly impact our operating results.

     Although we perform due diligence on the businesses we purchase, in light of the circumstances of each transaction, an unavoidable level of risk remains regarding the actual condition of these businesses. We may not be able to ascertain the value or understand the potential liabilities of the acquired businesses and their operations until we assume operating control of the assets and operations of these businesses.

     Furthermore, any acquisitions of businesses or facilities, including the proposed acquisition of Compton pursuant to the Offer and Support Agreement, could entail a number of risks, including:

  problems with the effective integration of operations;

  inability to maintain key pre-acquisition business relationships;

  increased operating costs;

  exposure to substantial unanticipated liabilities;

  difficulties in realizing projected efficiencies, synergies and cost savings;

  the risks of entering markets in which we have limited or no prior experience; and

  the possibility that we may be unable to recruit additional managers with the necessary skills to supplement the management of the acquired businesses.

     In addition, geographic and other expansions, acquisitions or joint ventures may require significant managerial attention, which may be diverted from our other operations. If we are unsuccessful in overcoming these risks, our business, financial condition or results of operations could be materially and adversely affected.

   If the conditions under the Support Agreement are not met or waived, the Offer cannot be completed.

     Pursuant to the Offer and the Support Agreement, certain conditions, including a minimum tender condition and receipt of governmental and third-party approvals and consents, must be satisfied or waived to in order complete our Offer for Compton. These conditions are described in the Support Agreement. We can provide no assurance that all of the conditions will be satisfied. If the conditions are not satisfied or waived, the Offer cannot be completed or will be delayed, which would result in the loss of some or all of the expected benefits of the potential acquisition of Compton.

   The industries in which we operate may be affected by disruptions beyond our control.

     Our global commodity supply chain operations include direct or indirect investments in assets, such as smelting, refining, mining and processing operations. Transport disruption, weather and natural disasters such as hurricanes and flooding, unexpected maintenance problems, collapse or damage to mines, unexpected geological variations, labour disruptions and changes in laws and regulations relating to occupational safety, health and environmental matters are some of the factors that may adversely affect our financial condition and results of operations. These factors can affect costs at particular industrial assets for varying periods. In addition, smelting, refining, mining and processing operations also rely on key inputs, such as labour, spare parts, fuel and electricity. Disruption to the supply of key inputs, or changes in their pricing, may have a significant adverse impact on our future results.

   Our commodities activities are subject to counterparty risks associated with performance of obligations by our counterparties and suppliers.

     Our business is subject to commercial risks, which include counterparty risk, such as failure of performance by commodities suppliers and failure of payment by our trading customers. We seek to reduce the risk of supplier non-performance by requiring credit support from creditworthy financial institutions where appropriate. We attempt to reduce the risk of non-payment by purchasers of commodities by imposing limits on open accounts extended to creditworthy customers and imposing credit support requirements for other customers. Nevertheless, we are exposed to the risk that parties owing us or our clients and other financial intermediaries may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing deposits, the extension of credit in trading and investment activities and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any of these parties default on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

   Larger and more frequent capital commitments in our merchant banking business increase the potential for significant losses.

     We may enter into large transactions in which we commit our own capital as part of our global commodity supply chain business to facilitate client trading activities. The number and size of these large transactions may materially affect our results of operations in a given period. Market fluctuations may also cause us to incur significant losses from our trading activities. To the extent that we own assets (i.e., have long positions), a downturn in the value of those assets or in the markets in which those assets are traded could result in losses. Conversely, to the extent that we have sold assets we do not own (i.e., have short positions) in any of those markets, an upturn in those markets could expose us to potentially large losses as we attempt to cover our short positions by acquiring assets in a rising market.

   We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

     We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our trading and merchant banking activities. These risks include market and credit risks associated with our merchant banking operations. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress. Such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

   Our risk management strategies leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operations and financial condition.

     We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients’ exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time and unanticipated developments could impact our risk management strategies in the future.

   Derivative transactions may expose us to unexpected risk and potential losses.

     We, from time to time, enter into derivative transactions that require us to deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we may not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to us.

   Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

     Fluctuation in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase or decrease in market interest rates may result in changes to the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

   Our operations and infrastructure may malfunction or fail.

     Our business is highly dependent on our ability to process, on a daily basis, a number of transactions across diverse markets, and the transactions we process have become increasingly complex. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. If any of these systems do not operate properly or are disabled, or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer impairments, financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

   The exploration and development of mining and resource properties is inherently dangerous and subject to risk beyond our control.

     Companies engaged in resource activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, fires, changes in the regulatory environment, impact of non-compliance with laws and regulations, explosions, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may: (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or other resource from the company’s resources or expected reserves; (ii) result in a write down or write-off of the carrying value of one or more projects; (iii) cause delays or stoppage of mining or processing; (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations; (v) cause personal injury or death and related legal liability; or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which we hold an interest or any other properties we acquire in the future and have a material and adverse effect on our results of operations and financial condition.

   Historical resource estimates on our mining properties may not prove to be accurate or reliable.

     Our resources estimates in respect of the Pea Ridge Mine are historical estimates only and are based on prior data and reports obtained and prepared by previous operators and their consultants. We have not completed the work necessary to verify the classification of these historical resource estimates as current mineral resources under NI 43-101. Accordingly, the historical estimates provided herein cannot be fully relied upon. No assurance can be given that any “mineral resources” or “mineral reserves”, as such terms are defined in NI 43-101, will be discovered or that any particular level of minerals will in fact be realized or that any identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can legally and economically be exploited.

     In addition, there are numerous uncertainties inherent in estimating mineral resources. Such estimates are subjective, and the accuracy of mineral resource estimation is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of recovery of minerals from such deposits may be different. Differences between our assumptions, including economic assumptions such as mineral prices, market conditions and actual events, could have a material adverse effect on our mineral reserve and mineral resource estimates, financial position and results of operation.

   Our global commodity supply chain operations are subject to environmental laws and regulations that may increase the costs of doing business and may restrict such operations.

     All phases of a resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by the operator of properties underlying our interests or by us, as an owner or operator of a property, could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty or other interest, which could have a material adverse effect on our results of operations and financial condition. Further, environmental hazards may exist on the properties on which we hold interests, which are unknown to us at present and have been caused by previous or existing owners or operators of the properties.

     Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

   We or the operators of our current and any future resource interests may not be able to secure required permits and licences.

     Operations underlying our resource interests may require licenses and permits from various governmental authorities. There can be no assurance that we or the operator of any given project will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and mining operations.

   There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and, as a result, we may have to raise additional capital through the issuance of additional equity, which will result in dilution to our shareholders.

     There can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further business activities. We may require new capital to grow our business and there are no assurances that capital will be available when needed, if at all. It is likely such additional capital will be raised through the issuance of additional equity which would result in dilution to our shareholders.

   Limitations on our access to capital could impair our liquidity and our ability to conduct our businesses.

     Liquidity, or ready access to funds, is essential to companies engaged in commodities trading and financing and merchant banking. Failures of financial firms have often been attributable in large part to insufficient liquidity. Liquidity is of particular importance to our commodities and resources business and perceived liquidity issues may affect our clients’ and counterparties’ willingness to engage in transactions with us. Our liquidity could be impaired due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects our clients, counterparties, our lenders or us. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time.

   We may substantially increase our debt in the future.

     We expect that it may be necessary for us to obtain financing with a bank or financial institution to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios, the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on our business operations and our financial strength.

   As a result of our global operations, we are exposed to political, economic, legal, operational and other risks that could adversely affect our business, our results of operations, financial condition and cash flow.

     In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, Euros or other hard currencies, or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

   We are exposed to litigation risks in our business that are often difficult to assess or quantify. We anticipate that we will incur significant legal expenses every year in defending against litigation.

     We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our merchant banking activities.

     We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal and other expenses in defending against litigation involved with any of these risks and may be required to pay substantial damages for settlements and/or adverse judgments. Substantial legal liability or significant regulatory action against us could have a material adverse effect on our financial condition and results of operations.

   We rely significantly on the skills and experience of our executives and the loss of any of these individuals may harm our business.

     Our future success depends to a significant degree on the skills, experience and efforts of our executives and the loss of their services may compromise our ability to effectively conduct our business. We do not maintain “key person” insurance in relation to any of our employees.

   We may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate our business, and the failure to operate our business effectively could have a material and adverse effect on our profitability, financial condition and results of operations.

     We are dependent upon the continued availability and commitment of our management, whose contributions to immediate and future operations are of significant importance. The loss of any such management could negatively affect our business operations. From time to time, we will also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate our business. The number of persons skilled in the acquisition, exploration and development of royalties and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to our success and there can be no assurance of our ability to attract and retain such personnel. If we are not successful in attracting and retaining qualified personnel, our ability to execute our business model and growth strategy could be affected, which could have a material and adverse impact on our profitability, results of operations and financial condition.

   Certain of our directors and officers may, from time to time, serve in similar positions with other public companies, which may put them in a conflict position with us from time to time.

     Certain of our directors and officers may, from time to time, serve as directors or officers of other companies involved in similar businesses to us and, to the extent that such other companies may participate in the same ventures in which we may seek to participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us in commodities trading, financing and merchant banking and for the acquisition of royalties, similar interests or resources properties or projects. Such conflicts of our directors and officers may result in a material and adverse effect on our results of operations and financial condition.

   We conduct business in countries with a history of corruption and transactions with foreign governments, and doing so increases the risks associated with our international activities.

     As we operate internationally, we are subject to the United States Foreign Corrupt Practices Act, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by United States and other business entities that have securities registered in the United States for the purpose of obtaining or retaining business. We have operations and agreements with third parties in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or consultants that could be in violation of various laws including the Foreign Corrupt Practices Act, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees or consultants may engage in conduct for which we might be held responsible. Violations of the Foreign Corrupt Practices Act may result in criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

   Employee misconduct could harm us and is difficult to detect and deter.

     It is not always possible to detect and deter employee misconduct. The precautions we take to detect and prevent employee misconduct may not be effective in all cases, and we could suffer significant reputational and economic harm for any misconduct by our employees. The potential harm to our reputation and to our business caused by such misconduct is impossible to quantify.

   We may incur losses as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks or natural disasters.

     The occurrence of unforeseen or catastrophic events, including the emergence of a pandemic or other widespread health emergency (or concerns over the possibility of such an emergency), terrorist attacks or natural disasters, could create economic and financial disruptions, could lead to operational difficulties (including travel limitations) that could impair our ability to manage our business and could expose our insurance subsidiaries to significant losses.

General Risks Faced by Us

   Investors’ interests may be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

     Our constating documents authorize the issuance of our common shares, Class A common shares and Class A Preference Shares, issuable in series. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances will also cause a reduction in the proportionate ownership of all other shareholders. Further, any such issuance may result in a change of control of our company.

   Certain factors may inhibit, delay or prevent a takeover of our company, which may adversely affect the price of our common shares.

     Certain provisions of our charter documents and the corporate legislation which govern us may discourage, delay or prevent a change of control or changes in our management that shareholders may consider favourable. Such provisions include authorizing the issuance by our board of directors of preferred stock in series, providing for a classified board of directors with staggered, three-year terms and limiting the persons who may call special meetings of shareholders. In addition, the Investment Canada Act imposes certain limitations on the rights of non-Canadians to acquire our common shares, although it is highly unlikely that this will apply. If a change of control or change in management is delayed or prevented, the market price of our common shares could decline.

Additional Information

     We file annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the SEC in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com.

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

June 30, 2012

UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

     In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, MFC Industrial Ltd. discloses that its auditors have not reviewed the unaudited financial statements for the period ended June 30, 2012.

NOTICE TO READER OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

     The accompanying interim condensed consolidated statements of financial position of MFC Industrial Ltd. as at June 30, 2012 and the related condensed consolidated statements of operations, comprehensive income and cash flows for the three- and six-month period then ended and the condensed consolidated statements of changes in equity for the six-month period then ended are the responsibility of management. These condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of MFC Industrial Ltd.

     The interim condensed consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with IFRS.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
June 30, 2012 and December 31, 2011
(Unaudited)
(United States Dollars in Thousands)

	June 30,	December 31,
	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$355,580	$387,052
Short-term deposits	159	163
Securities	9,147	13,062
Restricted cash	552	623
Loan receivable	—	19,869
Bills of exchange	—	10,545
Trade receivables	33,618	21,154
Other receivables	11,470	9,144
Inventories	114,216	81,223
Real estate held for sale	11,731	12,012
Deposits, prepaid and other	16,030	9,344
Total current assets	552,503	564,191
Non-current Assets
Securities	12,744	11,606
Equity method investments	20,797	18,726
Investment property	32,799	33,585
Property, plant and equipment	30,412	3,743
Interests in resource properties	213,744	219,582
Deferred income tax assets	8,331	7,524
Total non-current assets	318,827	294,766
	$871,330	$858,957
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$112,150	$114,239
Debt, current portion	3,142	26,977
Dividends payable	3,770	—
Account payables and accrued expenses	46,777	42,226
Provisions	109	115
Income tax liabilities	2,609	4,453
Deferred sale liabilities	3,890	14,958
Total current liabilities	172,447	202,968
Long-term Liabilities
Debt, less current portion	45,481	20,150
Deferred income tax liabilities	59,366	61,045
Provisions	3,005	—
Deferred sale liabilities	26,070	25,647
Total long-term liabilities	133,922	106,842
Total liabilities	306,369	309,810
Equity
Capital stock	382,570	382,289
Treasury stock	(68,425)	(68,117)
Contributed surplus	13,037	13,028
Retained earnings	228,830	213,200
Accumulated other comprehensive income	5,755	6,223
Shareholders’ equity	561,767	546,623
Non-controlling interests	3,194	2,524
Total equity	564,961	549,147
	$871,330	$858,957

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2012	2011
Net sales	$250,494	$274,614
Equity income	3,290	2,908
Gross revenues	253,784	277,522

Costs and Expenses:
Costs of sales	202,412	226,904
Selling, general and administrative	20,774	21,798
Share-based compensation — selling, general and administrative	9	7,219
Finance costs	4,331	4,153
	227,526	260,074
Income from operations	26,258	17,448

Other item:
Exchange differences on foreign currency transactions	980	(1,263)

Income before income taxes	27,238	16,185
Income tax (expense) recovery:
Income taxes	1,602	(1,959)
Resource property revenue taxes	(2,565)	(679)
	(963)	(2,638)
Net income for the period	26,275	13,547
Net (income) loss attributable to non-controlling interests	(629)	1,370
Net income attributable to owners of the parent company	$25,646	$14,917

Basic earnings per share	$0.41	$0.24
Diluted earnings per share	$0.41	$0.24

Weighted average number of common shares outstanding
— basic	62,558,781	62,561,421
— diluted	62,558,781	62,610,166

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2012	2011
Net sales	$104,445	$142,032
Equity income	1,706	1,653
Gross revenues	106,151	143,685

Costs and Expenses:
Costs of sales	80,787	120,458
Selling, general and administrative	11,348	10,388
Finance costs	2,505	2,185
	94,640	133,031
Income from operations	11,511	10,654

Other item:
Exchange differences on foreign currency transactions	208	952

Income before income taxes	11,719	11,606
Income tax (expense) recovery:
Income taxes	1,322	(182)
Resource property revenue taxes	(1,664)	502
	(342)	320
Net income for the period	11,377	11,926
Net (income) loss attributable to non-controlling interests	(316)	71
Net income attributable to owners of the parent company	$11,061	$11,997

Basic earnings per share	$0.18	$0.19
Diluted earnings per share	$0.18	$0.19

Weighted average number of common shares outstanding
— basic	62,556,572	62,561,421
— diluted	62,556,572	62,580,080

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Six Months Ended June 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

	2012	2011
Net income for the period	$26,275	$13,547
Other comprehensive income (loss), net of income taxes:
Net exchange differences arising from translating financial statements of foreign
operations and U.S. dollar reporting	(2,216)	7,592
Net fair value gain (loss) on available-for-sale securities	1,789	(10,369)
	(427)	(2,777)
Total comprehensive income for the period	25,848	10,770
Comprehensive income (loss) attributable to non-controlling interests	(670)	1,263
Comprehensive income attributable to owners of the parent company	$25,178	$12,033

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months Ended June 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

	2012	2011
Net income for the period	$11,377	$11,926
Other comprehensive income (loss), net of income taxes:
Net exchange differences arising from translating financial statements of foreign
operations and U.S. dollar reporting	(3,755)	1,370
Net fair value gain (loss) on available-for-sale securities	252	(4,115)
	(3,503)	(2,745)
Total comprehensive income for the period	7,874	9,181
Comprehensive (income) loss attributable to non-controlling interests	(323)	28
Comprehensive income attributable to owners of the parent company	$7,551	$9,209

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Six Months Ended June 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

							Accumulated Other
	Capital Stock		Treasury Stock				Comprehensive Income
					Contributed
					Surplus,		Available-	Currency		Non-
	Number		Number		Share-based	Retained	for-sale	Translation	Shareholders’	Controlling	Total
	of Shares	Amount	of Shares	Amount	Compensation	Earnings	Securities	Adjustment	Equity	Interests	Equity
Balance at December 31, 2011	66,648,296	$382,289	(4,086,875)	$(68,117)	$13,028	$213,200	$(4,759)	$10,982	$546,623	$2,524	$549,147

Net income	—	—	—	—	—	25,646	—	—	25,646	629	26,275
Cancellation of fractional shares	(3,267)	—	—	—	—	—	—	—	—	—	—
Buy-back of odd-lot shares	(4,645)	(27)	—	—	—	(7)	—	—	(34)	—	(34)
Dividends paid and payable	—	—	—	—	—	(10,009)	—	—	(10,009)	—	(10,009)
Share-based compensation	—	—	—	—	9	—	—	—	9	—	9
Issuance of preferred shares
as dividends	308,190	308	(308,190)	(308)	—	—	—	—	—	—	—
Net fair value gain	—	—	—	—	—	—	1,789	—	1,789	—	1,789
Net exchange differences	—	—	—	—	—	—	—	(2,257)	(2,257)	41	(2,216)
Balance at June 30, 2012	66,948,574	$382,570	(4,395,065)	$(68,425)	$13,037	$228,830	$(2,970)	$8,725	$561,767	$3,194	$564,961

Balance at December 31, 2010	66,031,916	$381,673	(3,470,495)	$(67,501)	$5,775	$213,519	$1,991	$12,299	$547,756	$4,684	$552,440

Net income (loss)	—	—	—	—	—	14,917	—	—	14,917	(1,370)	13,547
Dividends paid and payable	—	—	—	—	—	(9,384)	—	—	(9,384)	—	(9,384)
Share-based compensation	—	—	—	—	7,253	—	—	—	7,253	(34)	7,219
Issuance of preferred shares
as dividends	308,192	308	(308,192)	(308)	—	—	—	—	—	—	—
Derecognition of a subsidiary	—	—	—	—	—	—	—	—	—	(1,670)	(1,670)
Net fair value loss	—	—	—	—	—	—	(10,369)	—	(10,369)	—	(10,369)
Net exchange differences	—	—	—	—	—	—	—	7,485	7,485	107	7,592
Balance at June 30, 2011	66,340,108	$381,981	(3,778,687)	$(67,809)	$13,028	$219,052	$(8,378)	$19,784	$557,658	$1,717	$559,375

Total Comprehensive	Owners of	Non-
Income (Loss) for the	Parent	Controlling
Six Months Ended June 30:	Company	Interests	Total
2012	$25,178	$670	$25,848
2011	$12,033	$(1,263)	$10,770

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

	2012	2011
Cash flows from operating activities:
Net income	$26,275	$13,547
Adjustments for:
Amortization, depreciation and depletion	8,224	7,826
Exchange differences on foreign currency transactions	(980)	1,263
(Gain) loss on trading securities, net	(453)	2,030
Gain on available-for-sale and other securities, net	(159)	(3,584)
Share-based compensation	9	7,219
Deferred income taxes	(2,456)	588
Equity income	(3,290)	(2,908)
Market value decrease (increment) on commodity inventories	1,546	(456)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	(4,798)
Short-term securities	4,069	4,081
Restricted cash	66	2,763
Bills of exchange	10,545	—
Receivables	(16,439)	(6,758)
Inventories	(32,453)	(3,097)
Deposits, prepaid and other	(6,269)	8,863
Short-term bank borrowings	602	30,175
Account payables and accrued expenses	3,622	(5,444)
Deferred sale liabilities	(11,168)	(2,957)
Income tax liabilities	(2,639)	(7)
Provisions	270	(130)
Other	229	(87)
Cash flows (used in) provided by continuing operating activities	(20,849)	48,129
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(688)	(560)
Purchases of long-term investments	(2,600)	(31,794)
Proceeds from sales of long-term investments	1,037	7,358
Acquisition of a subsidiary, net of cash acquired	(27,971)	—
Increase in a loan receivable	(81)	(14,530)
Decrease in a loan receivable	19,950	2,134
Other	3,756	4,196
Cash flows used in investing activities	(6,597)	(33,196)
Cash flows from financing activities:
Debt repayment	(26,003)	(2,167)
Debt borrowed	28,000	—
Shares repurchased	(34)	—
Dividends paid to shareholders	(6,256)	(6,259)
Cash flows used in financing activities	(4,293)	(8,426)
Exchange rate effect on cash and cash equivalents	267	9,653
(Decrease) increase in cash and cash equivalents	(31,472)	16,160
Cash and cash equivalents, beginning of period	387,052	397,697
Cash and cash equivalents, end of period	$355,580	$413,857
Cash and cash equivalents at end of period consisted of:
Cash	$286,488	$265,051
Money market and highly liquid funds	69,092	148,806
	$355,580	$413,857

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended June 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands)

	2012	2011
Cash flows from operating activities:
Net income	$11,377	$11,926
Adjustments for:
Amortization, depreciation and depletion	5,178	4,042
Exchange differences on foreign currency transactions	(207)	(952)
Loss on trading securities, net	1,444	2,184
Gain on available-for-sale and other securities, net	—	(221)
Deferred income taxes	(1,775)	(782)
Equity income	(1,706)	(1,653)
Market value decrease (increment) on commodity inventories	2,094	(316)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Short-term cash deposits	—	(4,798)
Short-term securities	2,478	3,056
Restricted cash	94	(175)
Receivables	18,192	(3,644)
Inventories	(27,979)	2,955
Deposits, prepaid and other	(5,184)	3,992
Short-term bank borrowings	7,159	9,807
Account payables and accrued expenses	(5,056)	86
Deferred sale liabilities	(1,541)	3,140
Income tax liabilities	(968)	96
Provisions	271	(73)
Other	162	(219)
Cash flows provided by operating activities	4,033	28,451
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(610)	(299)
Purchases of long-term investments	—	(9,307)
Proceeds from sales of long-term investments	654	1,200
Increase in a loan receivable	—	(5,290)
Decrease in a loan receivable	81	1,614
Other	1,926	3,008
Cash flows provided by (used in) investing activities	2,051	(9,074)
Cash flows from financing activities:
Debt repayment	(514)	(883)
Debt borrowed	28,000	—
Shares repurchased	(34)	—
Dividends paid to shareholders	(3,128)	(3,134)
Cash flows provided by (used in) financing activities	24,324	(4,017)
Exchange rate effect on cash and cash equivalents	(4,207)	1,744
Increase in cash and cash equivalents	26,201	17,104
Cash and cash equivalents, beginning of period	329,379	396,753
Cash and cash equivalents, end of period	$355,580	$413,857

Cash and cash equivalents at end of period consisted of:
Cash	$286,488	$265,051
Money market and highly liquid funds	69,092	148,806
	$355,580	$413,857

The accompanying notes are an integral part of these condensed consolidated financial statements.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012
(Unaudited)

Note 1. Nature of Business

     MFC Industrial Ltd. (“MFC Industrial” or the “Company”) is incorporated under the laws of British Columbia, Canada. MFC Industrial is a global commodities supply chain company.

Note 2. Basis of Presentation and Significant Accounting Policies

     These condensed consolidated financial statements contained herein include the accounts of MFC Industrial and entities it controls (collectively, the “Group”). The presentation currency of these consolidated financial statements is the United States of America (the “US”) dollar ($), as rounded to the nearest thousand (except per share amounts).

     The interim financial report has been prepared by MFC Industrial in accordance with the English language version of International Financial Reporting Standards (“IFRS”) which include International Accounting Standards (“IAS”) and Interpretations (“IFRIC” and “SIC”) as issued by the International Accounting Standards Board (the “IASB”). The Group’s interim financial statements for the six months ended June 30, 2012 are in compliance with IAS 34, Interim Financial Reporting. The same accounting policies and methods of computation are followed in the interim financial statements as compared with the most recent annual financial statements, except for accounting policy changes made after the date of the most recent annual financial statements which are disclosed in Note 3 to this interim financial report. In accordance with IAS 34, certain information and footnote disclosure normally included in annual financial statements have been omitted or condensed.

     The measurement procedures to be followed in an interim financial report are designed to ensure that the resulting information is reliable and that all material financial information that is relevant to an understanding of the financial position or performance of the Group is appropriately disclosed. While measurements in both annual and interim financial reports are often based on reasonable estimates, the preparation of the interim financial report generally requires a greater use of estimation methods than the annual financial report.

     In the opinion of MFC Industrial, its unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary in order to present a fair statement of the results of the interim periods presented. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in MFC Industrial’s latest annual report on Form 20-F. The results for the periods presented herein may not be indicative of the results for the entire year. The revenues from the Group’s resources activities involve seasonality and cyclicality.

Note 3. Accounting Policy Developments

     The following amendment was issued by the IASB that is mandatory for the Group’s accounting year 2012:

     Amendments, set out in Deferred Tax: Recovery of Underlying Assets, were issued to amend IAS 12, Income Taxes. IAS 12 requires an entity to measure the deferred tax relating to an asset depending on whether the entity expects to recover the carrying amount of the asset through use or sale. It can be difficult and subjective to assess whether recovery will be through use or through sale when the asset is measured using the fair value model in IAS 40, Investment Property. The amendments provide a practical solution to the problem by introducing a presumption that recovery of the carrying amount will, normally, be through sale.

     Amendments, set out in Disclosures — Transfers of Financial Assets, were issued to amend IFRS 7, Financial Instruments, so as to enhance the disclosure requirements for transfers of financial assets that result in derecognition. These amendments respond, in part, to the recent financial crisis. Entities will be required to provide more extensive quantitative and qualitative disclosures about: (i) risk exposures relating to transfers of financial assets that are: (a) not derecognized in their entirety; or (b) derecognized in their entirety, but with which the entity continues to have some continuing involvement; and (ii) the effect of those risks on an entity’s financial position.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012
(Unaudited)

Note 3. Accounting Policy Developments (continued)

     The following new accounting standards and amendments are expected to have significant effects on the Group’s accounting policies, financial position and/or financial statement presentation for periods after 2012.

     IFRS 9, Financial Instruments, replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the many different impairment methods in IAS 39. Pursuant to IFRS 9, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than in the profit or loss. New requirements for the derecognition of financial instruments, impairment and hedge accounting are expected to be added to IFRS 9. In December 2011, the IASB issued amendments to IFRS 9 that defer the mandatory effective date from January 1, 2013 to January 1, 2015. The deferral will make it possible for all phases of the project to have the same mandatory effective date. The amendments also provide relief from the requirement to restate comparative financial statements for the effect of applying IFRS 9. Additional transition disclosures will be required to help investors understand the effect that the initial application of IFRS 9 has on the classification and measurement of financial instruments. Early application of IFRS 9 is still permitted.

     IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 (Revised), Consolidated and Separate Financial Statements, and SIC-12, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IFRS 11, Joint Arrangements, establishes principles for financial reporting by entities that have an interest in arrangements that are controlled jointly (i.e. joint arrangements). IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. The objective of this IFRS is to require an entity to disclose information that enables users of its financial statements to evaluate: (a) the nature of, and risks associated with, its interests in other entities; and (b) the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     IAS 27, Separate Financial Statements, has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements. IAS 28, Investments in Associates and Joint Ventures, has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

     All of the “package of five” new and amended standards (IFRS 10, IFRS 11, IFSR 12, IAS 27 and IAS 28) must be applied at the same time.

     IFRS 13, Fair Value Measurement, (a) defines fair value; (b) sets out in a single IFRS a framework for measuring fair value; and (c) requires disclosures about fair value measurements. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

     Amendments, set out in Presentation of Items of Other Comprehensive Income¸ were issued to amend IAS 1, Presentation of Financial Statements. The amendments require the grouping of items of other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012 with full retrospective application.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012
(Unaudited)

Note 3. Accounting Policy Developments (continued)

     IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (“production stripping costs”) and addresses the following issues: (a) recognition of production stripping costs as an asset; (b) initial measurement of the stripping activity asset; and (c) subsequent measurement of the stripping activity asset. An entity shall apply this Interpretation for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Note 4. Acquisition of an Entity

     On March 16, 2012, a subsidiary of MFC Industrial (the “Purchaser”) purchased a 75% equity interest and a shareholder loan interest in a corporation, for a total purchase price of $28,000 which was paid out on March 19, 2012. The corporation has a mineral refinery plant and power plant. The acquisition of the 75% equity and the shareholder loan interests together effectively transferred a 100% economic interest in the corporation to the Purchaser.

     This acquisition was not considered as a material business combination. The fair value of the consideration transferred approximated the fair values of the identifiable assets acquired and the liabilities assumed on the acquisition date. There were no identifiable intangible assets and goodwill acquired. Non-controlling interest in the corporation was measured at its fair value on the acquisition date, which was $nil. The amount of acquisition-related costs was nominal.

Note 5. Business Segment Information

     The Group is primarily in the global commodities supply chain business.

     In reporting to management, the Group’s operating results are categorized into the following operating segments: commodities and resources, merchant banking and all other segments.

     Commodities and resources segment includes trading of commodities and resources, as well as the related producing, processing and extracting activities. It also includes the royalty income from the Group’s interests in resource properties.

     Merchant banking segment includes proprietary investing and provision of financial services. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period. The merchant banking business also provides supply chain structured solutions.

     All other segment includes the Group’s corporate and operating segments whose quantitative amounts do not exceed 10% of any of the Group’s (a) reported revenue, (b) net income or (c) combined assets. The Group’s other operating segments primarily include business activities in medical equipment, instruments, supplies and services.

   Products and Services

     The Group’s total revenues comprised the following for the six months and three months ended June 30, 2012 and 2011, respectively:

Six Months Ended June 30:	2012	2011
Commodities and resources	$231,601	$250,547
Fees	3,830	4,261
Gains on securities, net	623	2,019
Interest	5,841	4,054
Dividends	303	267
Equity income	3,290	2,908
Gains on derivative instruments, net	267	4,105
Other	8,029	9,361
Total revenues	$253,784	$277,522

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012
(Unaudited)

Note 5. Business Segment Information (continued)

Three Months Ended June 30:	2012	2011
Commodities and resources	$97,112	$134,156
Fees	2,454	2,145
Losses on securities, net	(1,446)	(1,540)
Interest	2,523	1,958
Dividends	274	221
Equity income	1,706	1,653
Gains (loss) on derivative instruments, net	267	(701)
Other	3,261	5,793
Total revenues	$106,151	$143,685

   Segment Operating Results

	Six Months Ended June 30, 2012
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$238,025	$6,850	$8,909	$253,784
Intersegment sale	—	5,567	172	5,739
Interest expense	3,927	41	2	3,970
Income (loss) before income taxes	21,551	9,148	(3,461)	27,238

	Six Months ended June 30, 2011
	Commodities	Merchant
	and resources	Banking	All other	Total
Revenues from external customers	$256,955	$12,511	$8,056	$277,522
Intersegment sale	25	4,114	157	4,296
Interest expense	4,128	22	3	4,153
Income (loss) before income taxes	17,314	12,610	(13,739)	16,185

	Three Months Ended June 30, 2012
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$99,540	$2,292	$4,319	$106,151
Intersegment sale	—	2,954	87	3,041
Interest expense	2,225	—	—	2,225
Income (loss) before income taxes	10,931	3,663	(2,875)	11,719

	Three Months ended June 30, 2011
	Commodities	Merchant
	and resources	banking	All other	Total
Revenues from external customers	$138,210	$1,110	$4,365	$143,685
Intersegment sale	—	1,621	5	1,626
Interest expense	2,174	11	—	2,185
Income (loss) before income taxes	12,453	630	(1,477)	11,606

Note 6. Capital Stock

     Currently, MFC Industrial has three classes of capital stock: common shares (the “Common Shares”), class A common shares and preferred shares (the “Preferred Shares”). As at June 30, 2012, there are 62,553,509 Common Shares issued and outstanding.

     All the treasury stock are held by the wholly-owned subsidiaries.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012
(Unaudited)

Note 7. Condensed Consolidated Statements of Operations

   Revenues

   Six Months Ended June 30:

	2012	2011
Gross revenues as reported	$253,784	$277,522

     For the components of the Group’s total revenues, please see Note 5.

     The Group’s revenues included the following items:

	2012	2011
Gains (losses) on trading securities, net	$453	$(2,030)
Realized gains on available-for-sale securities, net	159	3,584
Holding gains on advance sales of securities	12	60
Gains on derivative instruments, net	267	4,105
Market value increment on commodity inventories	—	456
Judgment interest from an arbitration in respect of a
resource interest	—	1,247

   Costs and Expenses

   Six Months Ended June 30:

     The Group’s costs of sales comprised the following:

	2012	2011
Commodities and resources	$201,701	$221,379
Market value decrease on commodities	1,546	—
Recovery of credit losses on loans and receivables	(604)	(627)
Other	(231)	6,152
Total costs of sales	$202,412	$226,904

     The Group included the following item in its costs of sales:

	2012	2011
Recovery of write-down of inventories, net	$(4,012)	$(93)

     The Group included the following item in its selling, general and administrative expenses:

	2012	2011
Recovery of legal costs from an arbitration in respect of a
resource interest	$ —	$(1,312)

Note 8. Share-based Compensation

     The following table summarizes the share-based compensation expenses (recovery) recognized by the Group for the six months ended June 30:

	2012	2011
Share-based compensation expenses arising from options granted by:
MFC Industrial	$—	$7,291
Canadian non-wholly owned entities	9	(72)
Total	$9	$7,219

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012
(Unaudited)

Note 9. Earnings per Share

     Earnings per share data for the six months and three months ended June 30 were summarized as follows:

Six Months Ended June 30:	2012	2011
Basic earnings available to holders of common shares	$25,646	$14,917
Effect of dilutive securities	—	—
Diluted earnings	$25,646	$14,917

	Number of Shares
	2012	2011
Weighted average number of common shares outstanding — basic	62,558,781	62,561,421
Effect of dilutive securities:
Options	—	48,745
Weighted average number of common shares outstanding — diluted	62,558,781	62,610,166

Three Months Ended June 30:	2012	2011
Basic earnings available to holders of common shares	$11,061	$11,997
Effect of dilutive securities	—	—
Diluted earnings	$11,061	$11,997

	Number of Shares
	2012	2011
Weighted average number of common shares outstanding — basic	62,556,572	62,561,421
Effect of dilutive securities:
Options	—	18,659
Weighted average number of common shares outstanding — diluted	62,556,572	62,580,080

Note 10. Dividends paid

     On January 17, 2012, MFC Industrial announced its annual cash dividend for 2012 as follows:

  The 2012 annual cash dividend will be $0.22 per common share in total, payable in quarterly installments.

  The first payment of $0.05 per common share was paid on February 10, 2012 to shareholders of record on January 27, 2012.

  The second dividend of $0.05 per common share was paid on April 10, 2012 to shareholders of record on March 30, 2012.

  The third dividend of $0.06 per common share was paid on July 13, 2012 to shareholders of record on July 2, 2012. The dividends were declared on June 20, 2012 and were provided for at June 30, 2012.

  The remaining quarterly dividend payment of $0.06 per common share is expected to be made in September.

  The dividend is subject to customary Canadian withholding tax for non-resident shareholders. Pursuant to applicable tax treaties the withholding rate for eligible U.S. resident shareholders is 15%. The dividend is an eligible dividend under the Income Tax Act (Canada).

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012
(Unaudited)

Note 11. Related Party Transactions

     In the normal course of operations, the Group enters into transactions with related parties which include affiliates in which the Group has a significant equity interest (10% or more) or which have the ability to influence the affiliates’ or the Group’s operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. These related party transactions are measured at the exchange value which represents the amounts of consideration established and agreed to by the parties. In addition to transactions disclosed elsewhere in these condensed consolidated financial statements, the Group had the following transactions with affiliates during the six months ended June 30, 2012:

Net sales	$519
Royalty expense paid and payable*	(304)
____________________

*	included in net sales.

Note 12. Changes in Contingent Liabilities or Contingent Assets Since the End of the Last Annual Reporting Period

   Litigation

     The Group is subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at June 30, 2012.

   Guarantees

     As at June 30, 2012, the Group had issued guarantees up to a maximum of $27,289 to its trading and financing partners in the normal course of its commodities activities, of which $12,796 has been outstanding and has not been recorded as liabilities in the consolidated statement of financial position. There has been no claim against the guarantees.

Note 13. Subsequent Event

   Completion of the odd-lot program

     The odd-lot program was completed on July 2, 2012. Subsequent to June 30, 2012, additional 1,383 Common Shares of the Company were bought back for $10 and cancelled.

   Acquisition

     On July 9, 2012, the Company announced that it had entered into a support agreement (the “Support Agreement”) with Compton Petroleum Corporation (“Compton”) to acquire all of the issued and outstanding common shares of Compton (the “Compton Shares”) by way of a take-over bid (the “Offer”), for cash consideration of Canadian (“CDN”) $1.25 per Compton Share, representing a total aggregate consideration of approximately CDN$33.0 million.

     The Offer is to be made pursuant to a take-over bid circular and related documents to be mailed to Compton shareholders in accordance with applicable laws (subject to the terms and conditions of the Support Agreement). The Offer will be open for acceptance for a period of not less than 35 days from its commencement and may be extended from time to time. The Offer will be subject to customary conditions, including, among other things, there being deposited under the Offer, and not withdrawn at the expiry date, at least 66.67% of the Compton Shares, receipt of requisite regulatory and contractual consents and the absence of a material adverse change with respect to Compton.

MFC INDUSTRIAL LTD.

SELECTED EXPLANATORY NOTES TO INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2012
(Unaudited)

Note 13. Subsequent Event (continued)

   Acquisition (continued)

     The board of directors of Compton, after consulting with its financial and legal advisers, has unanimously approved entering into the Support Agreement and unanimously recommends that Compton shareholders tender to the Offer.

     The Support Agreement provides for, among other things, a non-solicitation covenant on the part of Compton, subject to customary “fiduciary out” provisions, a right in favour of the Company to match any superior proposal and a termination fee of CDN$4.0 million payable to the Company in certain circumstances, including if Compton accepts a superior proposal. Pursuant to the Support Agreement, after taking up Compton Shares pursuant to the Offer and appointing a majority of the board of directors of Compton, the Company will inject CDN$30 million in equity into Compton, to be utilized to reduce borrowings under Compton’s bank facility.

     In addition, the Company has entered into lock-up agreements (the “Lock-up Agreements”) with shareholders of Compton holding, directly or indirectly, approximately 54% of the outstanding Compton Shares, pursuant to which they each agreed to tender, or cause to be tendered, all of their Compton Shares to the Offer. Concurrently with the execution of the Support Agreement, the Company agreed to purchase 6,548,498 special warrants (the “Warrants”) from Compton at a price of CDN$1.25 per Warrant (the “Warrant Placement”). The Warrant Placement was completed on July 16, 2012. Each Warrant is convertible into a Common Share on a one-for-one basis at the option of the Company. The Warrants are also redeemable, at the option of the Company and prior to conversion, at their subscription price upon the occurrence of certain events. The Common Shares underlying the Warrants represent approximately 19.9% of the outstanding Compton Shares on a post-conversion basis. Proceeds from the exercise of the Warrants will be utilized by Compton to pay down its current bank facility.

     Upon the completion of the transactions, the Company expects to adopt acquisition method to account for the acquisition of Compton pursuant to IFRS 3, Business Combinations.

Note 14. Approval of Condensed Consolidated Financial Statements

     This interim financial report was approved by the Board of Directors and authorized for issue on August 13, 2012.

NEWS RELEASE
Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com

MFC INDUSTRIAL LTD. REPORTS RESULTS FOR THE FIRST SIX MONTHS OF 2012
- Upgraded Pea Ridge Mine historic resource estimates to current resources -
- Six months earnings per share increases to $0.41 per share -

NEW YORK (August 14, 2012)… MFC Industrial Ltd. (“MFC” or the “Company”) (NYSE: MIL) announces its results for the three and six months ended June 30, 2012 and provides an update on its recent corporate developments. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards. Unless otherwise noted, all dollar amounts are in United States dollars.

Our primary business is our commodity supply chain business which is globally focused and includes our integrated commodities operations and our mineral interests, including minerals and metals, chemicals, plastics and wood products. We also provide logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties.

HIGHLIGHTS For the six months ended June 30, 2012

▶ Our net earnings for the six months ended June 30, 2012 increased to $25.6 million, or $0.41 per share.

▶ In February, April and July 2012, we completed three quarterly payments to our shareholders of our 2012 annual cash dividend, which represented a 10% increase over the 2011 cash dividend.

▶ We have entered into an agreement to acquire a captive source of natural gas and natural gas liquids. The public tender offer for Compton Petroleum Corporation (“Compton”) will complement our commodities business.

▶ We upgraded previous historic resource estimates to National Instrument 43-101 compliant current resources for the Pea Ridge Mine project.

PAGE 1/14

RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Total revenues for the six-month period ended June 30, 2012 decreased to $253.8 million, compared to $277.5 million in the first six months of 2011. Our income for the first six months of 2012 increased to $25.6 million, or $0.41 per share on a diluted basis, from $14.9 million, or $0.24 per share on a diluted basis in the same period last year.

Revenues were down in the first six months of 2012 because of several factors. During the second quarter of 2012, the Euro depreciated versus the US dollar by over 12%. We also had lower volumes and substantial price reductions on some commodities, particularly in plastics. However, we were able to offset some of the revenue reduction with new products.

For the three month period ended June 30, 2012 revenues were down versus the second quarter of 2011. Income was only slightly down versus the same period least year. Despite lower volumes from some of our commodities and the Euro depreciating, we had increases from our royalty interest and merchant banking.

Revenues for our commodities and resources business were $238.0 million for the six months ended June 30, 2012, compared to $257.0 million for the same period in 2011. Included in our commodities and resources business are the gross revenues generated by our royalty interest, which were approximately $12.6 million for the six months ended June 30, 2012, being approximately the same as the same period last year. The royalty rate in the current period was higher than that in the comparable period last year, though its financial impact was offset by slightly lower tonnage shipped. The operator shipped a total of 1.4 million tons of iron ore pellets during the first six months of 2012 versus 1.5 million tons of iron ore pellets during the first six months of last year.

Revenues for our merchant banking business were $6.9 million for the six months ended June 30, 2012, compared to $12.5 million for the same period in 2011. It should be noted that more banks and lenders are reviewing their loan portfolios with a more realistic approach. We believe that this should provide more opportunities for us in the future.

Other revenues, which encompass our corporate and other investments, were $8.9 million for the six months ended June 30, 2012, compared to $8.1 million for the same period in 2011.

Costs of sales decreased to $202.4 million during the six months ended June 30, 2012 from $226.9 million for the same period in 2011.

Selling, general and administrative expenses, decreased slightly to $20.8 million for the six months ended June 30, 2012 from $21.8 million for the same period in 2011.

PAGE 2/14

OVERVIEW OF OUR RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2012

Our total revenues by operating segment for each of the six months ended June 30, 2012 and June 30, 2011 are broken out in the table below:

REVENUES All amounts in thousands
	June 30, 2012	June 30, 2011
	six months	six months
Commodities and resources	$238,025	$256,955
Merchant banking	6,850	12,511
Other	8,909	8,056

Total revenues	$253,784	$277,522

Our income from operations for each of the six months ended June 30, 2012 and June 30, 2011 are broken out in the table below:

INCOME FROM OPERATIONS All amounts in thousands, except per share amounts
	June 30, 2012	June 30, 2011
	six months	six months
Commodities and resources	$21,551	$17,314
Merchant banking	9,148	12,610
Other	(3,461)	(13,739)

Income before income taxes	27,238	16,185
Income tax recovery (expenses)	1,602	(1,959)
Resource property revenue tax expenses	(2,565)	(679)
Net (income) loss attributable to non-controlling interests	(629)	1,370

Net income attributable to our shareholders	$25,646	$14,917

Earning per share	$0.41	$0.24 *

*	It should be noted that the first half of 2011 included a one-time expense of $0.14 per share.

PAGE 3/14

LIQUIDITY

As at June 30, 2012, we had cash, short-term deposits and securities of $364.9 million. We monitor our capital on the basis of our debt-to-adjusted capital ratio and long-term debt-to-equity ratio.

LIQUIDITY All amounts in thousands
	June 30, 2012	December 31, 2011
Total debt	$48,623	$47,127
Less: cash and cash equivalents	(355,580)	(387,052)

Net debt (net cash & cash equivalents)	(306,957)	(339,925)
Shareholders’ equity	561,767	546,623

LONG-TERM DEBT

The long-term debt-to-equity ratio is calculated as long-term debt divided by shareholders’ equity.

LONG-TERM DEBT All amounts in thousands, except ratio
	June 30, 2012	December 31, 2011
Long-term debt, less current portion	$45,481	$20,150
Shareholders’ equity	561,767	546,623
Long-term debt-to-equity ratio	0.08	0.04

CREDIT FACILITIES

We maintain various types of credit lines and facilities with various banks, and most of these are short-term. These facilities are used for day-to-day business, structured solutions and various other activities in both the commodities and finance areas.

As at June 30, 2012, we had credit facilities aggregating $412.4 million as follows: (i) we had unsecured revolving credit facilities aggregating $156.1 million from banks; (ii) we had revolving credit facilities aggregating $82.7 million from banks for structured solutions, a special financing. The margin is negotiable when the facility is used; (iii) we had a structured factoring arrangement with a bank for up to a credit limit of $117.8 million for our commodities activities. Generally, we may factor our commodity receivables upon invoicing at the inter-bank rate plus a margin; and (iv) we had a foreign exchange credit facility of $55.8 million with a bank. All of these facilities are renewable on a yearly basis.

PAGE 4/14

CAPTIVE SOURCE OF FERROUS METALS UPDATE (PEA RIDGE) AND CURRENT RESOURCE ESTIMATES

During the first half of 2012, we and our partner Alberici Group, Inc. continued to study the re-opening of the Pea Ridge Mine, located in Sullivan, Missouri (the “Mine”), which we acquired in December 2011. As previously disclosed, the Mine includes the historic mine deposit along with a large tonnage of tailings material.

Our main objective in the second quarter of 2012 was to complete an updated independent National Instrument 43-101 ("NI 43-101") compliant technical report (the “Technical Report”), upgrading previously disclosed historic resources estimates to current resource estimates in compliance with NI 43-101. Behre Dolbear and Company (USA), Inc. (“Behre Dolbear”), our independent technical consultants, completed the Technical Report on August 13, 2012. The estimates include an in situ (originally present) measured and indicated resource of 248.7 million short tons at 52.87% magnetic iron and 57.82% total iron and an inferred resource of 15.8 million short tons at 54.67% magnetic iron and 57.64% total iron based on a cutoff grade of 40% magnetic iron.

In completing the Technical Report, Behre Dolbear conducted, among other things, an audit of historic drill hole data, a confirmatory re-sampling and analysis program on the extensive library of drill core maintained at the Mine site and core kept at the Missouri Department of Natural Resources and block modeling of the deposit. The following table sets out the current in situ measured, indicated and inferred resource in all categories of mineralized material as estimated by Behre Dolbear in accordance with NI 43-101 standards:

CURRENT IN SITU MINERAL RESOURCE All amounts in thousands, except percentages
Class	% Magnetic iron cutoff	Short tons	% Magnetic iron	% Total iron
Measured	>50	97,340	57.19	61.50
	>45	131,493	54.77	59.62
	>40	158,920	52.77	58.05

Indicated	>50	58,886	56.81	60.54
	>45	75,271	54.90	59.04
	>40	89,785	53.03	57.41

Measured plus	>50	156,226	57.04	61.14
indicated	>45	206,764	54.81	59.41
	>40	248,705	52.87	57.82

Inferred	>50	12,116	56.03	59.46
	>45	14,214	54.86	58.49
	>40	15,782	53.67	57.64

Notes:	The above current resource estimates of measured, indicated and inferred resources did not account for past production of approximately 58.5 million short tons at the Mine.

Readers should refer to the full text of the Technical Report for further information regarding the above resource estimates and Mine, a copy of which will be available under the Company's profile at www.SEDAR.com.

PAGE 5/14

In addition to completion of the Technical Report, in the second quarter of 2012, as part of the work necessary to evaluate the Mine for re-opening, we engaged the consulting firm Geotechnology, Inc. to investigate the depth and shape of the top and bottom of the subsidence cave zone which is present above the Mine deposit. This work included direct measurements of the size and extent of the cave zone within existing vertical drill holes above a portion of the Mine deposit. Having received the results of such investigation in early-August 2012, we are, together with our consultants, considering additional steps in the evaluation of the cave zone, including re-drilling several existing holes above the mineralized zone, and conducting a three-dimensional detailed seismic survey over the Mine site. We believe that the results of this work will be useful in determining the best way to develop and mine the iron deposit.

A necessary step in completing further analysis, including feasibility studies, and re-opening the Mine is dewatering the existing underground mine workings. In the first quarter of 2012, three large submersible pumps were ordered and are now expected to be delivered to the Mine site in the fourth quarter of 2012. Arrangements have been made for power to the Mine site adequate for the pumps. We expect to begin pumping the underground Mine prior to year end.

We are continuing the testing and evaluation of the large tonnage of tailings at the Mine site which was produced as a waste product during historic iron mining operations. This material contains small but potentially valuable recoverable quantities of the iron minerals magnetite and hematite. The drilling and sampling of the tailings accumulation has been completed, and samples have been sent to laboratories for analysis.

Our next objective with respect to the Mine is to complete Preliminary Economic Assessments (“PEAs”) for both the Mine and the tailings accumulation mineral deposits. Our goal is to complete the PEAs before the end of the year. The PEAs will help us define the next steps of economic evaluation and development of the Mine site deposits.

CAPTIVE SOURCE OF COBALT

Kasese Cobalt Company Limited, which owns a cobalt refinery plant, is now a subsidiary of MFC. The pyrite tailings pile, comprising the reserves, at the refinery will deplete its economic life in just over a year. The refinery also includes the Mubuku III hydroelectric power station.

The refinery should produce approximately 55 tons of cobalt per month. Unfortunately, we were only refining approximately 40 tons per month for a two-month period during the second quarter of 2012, but production levels have returned to 50 tons a month. This issue has arisen primarily due to the low water levels in the Mubuku River.

EXPANDS ITS COMMODITIES PLATFORM INTO NATURAL GAS AND NATURAL GAS LIQUIDS

On July 9, 2012, we announced that we had entered into a support agreement (the "Support Agreement") with Compton to acquire all of the issued and outstanding common shares of Compton (the “Compton Share”) by way of a take-over bid (the “Offer”) for cash consideration of C$1.25 per Share, representing total consideration of approximately C$33.0 million.

The Offer was commenced on July 12, 2012 pursuant to a take-over bid circular and related documents mailed to Compton shareholders and is open for acceptance until August 16, 2012, unless extended or withdrawn by us. The board of directors of Compton, after consulting with

PAGE 6/14

its advisers, unanimously approved entering into the Support Agreement and recommends that Compton shareholders tender to the Offer.

Pursuant to the Support Agreement, we purchased 6,548,498 special warrants from Compton at a price of C$1.25 per warrant, with each warrant convertible into a Compton Share on a one-for-one basis at our option. The warrants are also redeemable, at our option and prior to conversion, at their subscription price upon the occurrence of certain events. The Compton Shares underlying the warrants represent approximately 19.9% of the outstanding Compton Shares on a post-conversion basis.

In addition, we entered into lock-up agreements with shareholders of Compton holding, directly or indirectly, approximately 54% of the outstanding Compton Shares, pursuant to which they tendered all of their Compton Shares to the Offer.

The Offer is subject to customary conditions, including, among others, there being deposited under the Offer that number of Compton Shares and special warrants held by us, represent at least 66.67% of the outstanding Compton Shares, receipt of requisite regulatory and contractual consents, and the absence of a material adverse change with respect to Compton.

UPDATE ON INCREASING OUR CAPTIVE SOURCES OF FERROUS METALS IN INDIA

We are in the process of obtaining all the necessary permits respecting the purchase and sale of iron ore from a new mine owner that has a property located in Goa, India. We had entered into an agreement with the mine owner during the last quarter. The new property is in very close proximity to our existing iron ore sources in Goa.

ODD-LOT SHARE REPURCHASE PROGRAM

As previously announced, MFC completed an odd-lot share repurchase program, pursuant to which we purchased common shares from registered and beneficial shareholders who owned 99 or fewer common shares. The repurchase program afforded eligible shareholders the opportunity to sell all, but not less than all, of their common shares or to continue to maintain their current holdings. The repurchase program began on April 9, 2012 and expired at the close of business on July 2, 2012. The repurchase program was a success. We eliminated 455 accounts that held 6,028 shares.

CORPORATE TAXATION

We are a company that strives to be fiscally responsible. The corporate income tax paid in cash was approximately $1.4 million for the six months ended June 30, 2012.

ANNUAL CASH DIVIDEND

In February, April and July of 2012, we completed the first three quarterly payments, totaling approximately $10.0 million to our shareholders, of our 2012 annual cash dividend, which represented a 10% increase over 2011.

PAGE 7/14

COMMENTS

Chairman Michael Smith commented: “We continue to expand our commodities platform with the previously announced take-over bid for Compton, a company that is active in the production of natural gas, natural gas liquids, and to a much lesser degree crude oil. This transaction reflects our strategy to increase our captive commodities sources and meets our stated investment objectives.”

Mr. Smith concluded: “Our goal is to become a major commodity supply chain company, which is focused globally. We still have a long way to go to achieve our goal, but we believe we are on the right course.”

Shareholders are encouraged to read the entire Form 6-K, which includes our unaudited financial statements and management’s discussion and analysis for the three months ended March 31, 2012 and was filed with the Securities and Exchange Commission (“SEC”) and Canadian securities regulators today, for a greater understanding of the Company.

Today at 10:00 a.m. EDT (7:00 a.m. PDT), a conference call will be held to review MFC’s announcement and results.This call will be broadcast live over the Internet at www.mfcindustrial.com. An online archive will be available immediately following the call and will continue for seven days. You may also to listen to the audio replay by phone by dialing: 1 (877) 344 7529, using conference number 10017028. International callers dial: 1 (412) 317 0088.

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities related to the integrated combination of commodities and resources, including commodity and resource interests, and structured finance, and proprietary investing. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Cautionary Note on Resource Estimates

As a reporting issuer in Canada, the Company is required by Canadian law to provide disclosure in accordance with NI 43-101. Accordingly, you are cautioned that the information contained in this press release may not be comparable to similar information made public by U.S. companies under the United States federal securities laws and the rules and regulations thereunder. In particular, the terms "measured resource", "indicated resource" and "inferred resource" as used in this press release are not defined in SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves with demonstrated economic viability. In addition, the estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

PAGE 8/14

Disclaimer for Forward-Looking Information

This document contains statements which are, or may be deemed to be, "forward-looking statements" which are prospective in nature, including, without limitation, statements regarding our future plans, including successful completion of the Offer, implementation of current strategies and our plans and expectation in respect of the Mine. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause our actual results, revenues, performance or achievements to differ materially from our expectations include, among other things: (i) periodic fluctuations in financial results as a result of the nature of our business; (ii) commodities price volatility; (iii) economic and market conditions; (iv) competition in our business segments; (v) decisions and activities of operators of our resource interests; (vi) the availability of commodities for our commodities and resources operations; (vii) the availability of suitable acquisition or merger or other proprietary investment candidates and the availability of financing necessary to complete such acquisitions or development plans; (viii) our ability to realize the anticipated benefits of our acquisitions (ix) uncertainties as to the timing of the Offer and satisfaction of the conditions thereto and MFC's and Compton's ability to obtain required consents and approvals in connection with the transactions; (x) additional risks and uncertainties resulting from strategic investments, acquisitions or joint ventures; (xi) counterparty risks related to our trading activities; (xii) unanticipated grade, geological, metallurgical, processing or other problems experienced by the operators of our resource interests (xiii) delays in obtaining requisite environmental, mining and other permits or project approvals; (xiv) potential title and litigation risks inherent with the acquisition of distressed assets; (xv) risks related to exploration, development and construction of a previously shut-down mine project, including the suitability and integrity of historic mine structures; and (xvi) other factors beyond our control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in our Annual Report on Form 20-F and our Management’s Discussion and Analysis for the three months ended June 30, 2012, filed with the Canadian securities regulators and on Form 6-K with the SEC.

UNAUDITED FINANCIAL TABLES FOLLOW –

PAGE 9/14

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
June 30, 2012 and December 31, 2011
(Unaudited)
(United States Dollars in Thousands)

	June 30,	December 31,
	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$355,580	$387,052
Short-term deposits	159	163
Securities	9,147	13,062
Restricted cash	552	623
Loan receivable	—	19,869
Bills of exchange	—	10,545
Trade receivables	33,618	21,154
Other receivables	11,470	9,144
Inventories	114,216	81,223
Real estate held for sale	11,731	12,012
Deposits, prepaid and other	16,030	9,344
Total current assets	552,503	564,191

Non-current Assets
Securities	12,744	11,606
Equity method investments	20,797	18,726
Investment property	32,799	33,585
Property, plant and equipment	30,412	3,743
Interests in resource properties	213,744	219,582
Deferred income tax assets	8,331	7,524
Total non-current assets	318,827	294,766
Total assets	$871,330	$858,957

PAGE 10/14

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (cont’d)
June 30, 2012 and December 31, 2011
(Unaudited)
(United States Dollars in Thousands)

	June 30,	December 31,
	2012	2011
LIABILITIES AND EQUITY
Current Liabilities
Short-term bank borrowings	$112,150	$114,239
Debt, current portion	3,142	26,977
Dividends payable	3,770	—
Account payables and accrued expenses	46,777	42,226
Provisions	109	115
Income tax liabilities	2,609	4,453
Deferred sale liabilities	3,890	14,958
Total current liabilities	172,447	202,968

Long-term Liabilities
Debt, less current portion	45,481	20,150
Deferred income tax liabilities	59,366	61,045
Provisions	3,005	—
Deferred sale liabilities	26,070	25,647
Total long-term liabilities	133,922	106,842
Total liabilities	306,369	309,810

EQUITY
Capital stock	382,570	382,289
Treasury stock	(68,425)	(68,117)
Contributed surplus	13,037	13,028
Retained earnings	228,830	213,200
Accumulated other comprehensive income	5,755	6,223
Shareholders’ equity	561,767	546,623
Non-controlling interests	3,194	2,524
Total equity	564,961	549,147
	$871,330	$858,957

PAGE 11/14

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2012	2011
Net Sales	$250,494	$274,614
Equity income	3,290	2,908
Gross revenues	253,784	277,522

Costs and Expenses:
Costs of sales	202,412	226,904
Selling, general and administrative	20,774	21,798
Share-based compensation — selling, general and administrative	9	7,219
Finance costs	4,331	4,153
	227,526	260,074
Income from operations	26,258	17,448

Other item:
Exchange differences on foreign currency transactions	980	(1,263)

Income before income taxes	27,238	16,185
Income tax (expense) recovery:
Income taxes	1,602	(1,959)
Resource property revenue taxes	(2,565)	(679)
	(963)	(2,638)
Net income for the period	26,275	13,547
Net (income) loss attributable to non-controlling interests	(629)	1,370
Net income attributable to owners of the parent company	$25,646	$14,917

Basic earnings per share	$0.41	$0.24
Diluted earnings per share	$0.41	$0.24

Weighted average number of common shares outstanding
— basic	62,558,781	62,561,421
— diluted	62,558,781	62,610,166

PAGE 12/14

MFC INDUSTRIAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months Ended June 30, 2012 and 2011
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amounts)

	2012	2011
Net Sales	$104,445	$142,032
Equity income	1,706	1,653
Gross revenues	106,151	143,685

Costs and Expenses:
Costs of sales	80,787	120,458
Selling, general and administrative	11,348	10,388
Finance costs	2,505	2,185
	94,640	133,031
Income from operations	11,511	10,654

Other item:
Exchange differences on foreign currency transactions	208	952

Income before income taxes	11,719	11,606
Income tax (expense) recovery:
Income taxes	1,322	(182)
Resource property revenue taxes	(1,664)	502
	(342)	320
Net income for the period	11,377	11,926
Net (income) loss attributable to non-controlling interests	(316)	71
Net income attributable to owners of the parent company	$11,061	$11,997

Basic earnings per share:	$0.18	$0.19
Diluted earnings per share:	$0.18	$0.19

Weighted average number of common shares outstanding
— basic	62,556,572	62,561,421
— diluted	62,556,572	62,580,080

PAGE 13/14

MFC INDUSTRIAL LTD.

FINANCIAL HIGHLIGHTS
As of June 30, 2012
(Unaudited)
(United States Dollars in Thousands, Except Per Share Amount and Ratios)

Cash and cash equivalents	$355,580
Short-term securities	9,147
Trade receivables	33,618
Current assets	552,503
Total assets	871,330
Current liabilities	172,447
Working capital	380,056
Current ratio	3.20
Acid test ratio	2.38
Long term debt, less current portion	45,481
Long-term debt-to-shareholders’ equity	0.08
Total Liabilities	306,369
Shareholders’ equity	561,767
Equity per common share	8.98

PAGE 14/14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date: August 14, 2012